FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Diageo plc
(Translation of registrant’s name into English)
8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)
indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 ☐

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 28 February 2006

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement	Announcement
Company purchases its own securities	Interim results for the year ended
through Credit Suisse Securities (Europe) Limited.	31 December 2005
(01 February 2006)	(16 February 2006)
Announcement	Announcement
Company purchases its own securities	Company purchases its own securities
through Credit Suisse Securities (Europe) Limited.	through Credit Suisse Securities (Europe) Limited
(01 February 2006)	(16 February 2006)
Announcement	Announcement
Company purchases its own securities	Company purchases its own securities through
through Credit Suisse Securities (Europe) Limited.	Goldman Sachs International.
(02 February 2006)	(17 February 2006)
Announcement	Announcement
Company purchases its own securities through	Company announces release of shares under
Credit Suisse Securities (Europe) Limited.	Total Shareholder Return Plan to participants of
(03 February 2006)	the Plan. Messers Walsh, Rose and those persons
discharging managerial responsibility inform the
Company of their beneficial interests therein.
(20 February 2006)
Announcement	Announcement
Company purchases its own securities through	Company purchases its own securities
Credit Suisse Securities (Europe) Limited.	through Goldman Sachs International.
(06 February 2006)	(20 February 2006)
Announcement	Announcement
Company purchases its own securities through	Company purchases its own securities
Credit Suisse Securities (Europe) Limited.	through Goldman Sachs International.
(07 February 2006)	(21 February 2006)
Announcement	Announcement
Company purchases its own securities through	Company announces release of ADSs under Total
Credit Suisse Securities (Europe) Limited.	Shareholder Return Plan to participants of
(08 February 2006)	the Plan. Those persons discharging managerial
responsibility inform the Company of their beneficial
interests therein
(22 February 2006)
Announcement	Announcement
Company purchases its own securities through	Company purchases its own securities through Goldman
Credit Suisse Securities (Europe) Limited.	Sachs International to hedge US Employee Share Plan.
(09 February 2006)	(22 February 2006)

Announcement	Announcement
Company notified of transactions in respect	Company purchases its own securities
of the Employee Benefit Trust. Transfer of	through Goldman Sachs International.
Shares by Diageo Share Ownership Trustee	(23 February 2006)
Limited and Messrs Walsh, Rose and those
persons discharging managerial responsibility
inform the Company of their beneficial interests
therein. Lord Blyth and Mr Stitzer inform the
Company of their beneficial interests.
(10 February 2006)
Announcement	Announcement
Company purchases its own securities through	Company purchases its own securities
Credit Suisse Securities (Europe) Limited.	through Goldman Sachs International.
(10 February 2006)	(24 February 2006)
Announcement	Announcement
Company purchases its own securities through	Company announces joint venture creating
Credit Suisse Securities (Europe) Limited.	strategic partnership for expansion in Russia
(13 February 2006)	(27 February 2006)
Announcement	Announcement
Blocklisting six monthly return.	Company purchases its own securities through
(14 February 2006)	Goldman Sachs International.
(27 February 2006)
Announcement	Announcement
Company purchases its own securities through	Company purchases its own securities
Credit Suisse Securities (Europe) Limited.	through Goldman Sachs International.
(14 February 2006)	(28 February 2006)
Announcement
Company purchases its own securities through
Credit Suisse Securities (Europe) Limited.
(15 February 2006)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date 13 March 2006	By	/s/J Nicholls
	Name:	J Nicholls
	Title:	Deputy Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	07:50 01-Feb-06
Number	7416X
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 600,000 ordinary shares at a price of 837.76 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 184,959,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,865,703,625.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:48 01-Feb-06
Number	7886X
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 600,000 ordinary shares at a price of 840.93 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 185,559,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,865,103,625.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:07 02-Feb-06
Number	8695X
Diageo plc announces that it has today purchased through Credit Suisse

Securities (Europe) Limited 600,000 ordinary shares at a price of 853.09 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 186,059,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,864,503,625.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:46 03-Feb-06
Number	9316X
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 600,000 ordinary shares at a price of 851.12 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 186,759,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,863,903,625.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:54 06-Feb-06
Number	0072Y
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 600,000 ordinary shares at a price of 851 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 187,359,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,863,305,181.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:15 07-Feb-06
Number	0733Y
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 550,000 ordinary shares at a price of 844.02 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 187,909,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,862,755,181.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:47 08-Feb-06
Number	1373Y
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 550,000 ordinary shares at a price of 844.24 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 188,459,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,862,205,181.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:51 09-Feb-06
Number	2089Y

Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 550,000 ordinary shares at a price of 849.74 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 189,009,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,861,655,181.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	11:43 10-Feb-06
Number	PRNUK-1002

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 3.1.4 OF
THE DISCLOSURE RULES
The notifications listed below are each in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and, in respect of directors of Diageo plc only, Section 324 of the Companies Act 1985.
Diageo plc (the ‘Company’) announces that:
1. It received notification on 10 February 2006 of the following allocations of ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) under the Diageo Share Incentive Plan (the ‘Plan’), namely:
(i) the following directors of the Company were allocated Ordinary Shares on 10 February 2006 under the Plan, by Diageo Share Ownership Trustees Limited (the ‘Trustee’):

Name of Director	Number of Ordinary Shares
N C Rose	21
P S Walsh	21
(ii) the following ‘Persons Discharging Managerial Responsibilities’ (‘PDMR’) were allocated Ordinary Shares on 10 February 2006 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares
S Fletcher	21
J Grover	21
A Morgan	21
G Williams	21
The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.
The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £8.465.
The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.
As a result of the above, interests of directors and PDMRs in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts)
are as follows:

Name of Director	Number of Ordinary Shares
N C Rose	254,659
P S Walsh	753,453
Name of PDMR
S Fletcher	97,596
J Grover	137,216
A Morgan	116,070
G Williams	169,633*

(* of which 5,423 are held in the form of American Depository Shares (‘ADS’). 1 ADS is the equivalent of 4 Ordinary Shares.)
2. It received notification on 10 February 2006 from Lord Blyth, a director of the Company, that he has purchased 1,174 Ordinary Shares on 10 February 2006 under an arrangement with the Company, whereby he has agreed to use an amount of £10,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.
The Ordinary Shares were purchased at a price per share of £8.465.
As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 121,918.
3. It received notification on 10 February 2006 from Todd Stitzer, a director of the Company, that he has purchased 118 Ordinary Shares on 10 February 2006 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares.
The Ordinary Shares were purchased at a price per share of £8.465.
As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares has increased to 2,558.
10 February 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:21 10-Feb-06
Number	2860Y
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 550,000 ordinary shares at a price of 847.59 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 189,559,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,861,105,181.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:59 13-Feb-06
Number	3493Y
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 600,000 ordinary shares at a price of 848.3 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 190,159,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,860,505,181.
END

Company	Diageo PLC
TIDM	DGE
Headline	Blocklisting — Interim Review
Released	09:38 14-Feb-06
Number	PRNUK-1402

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN
To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are type
1. Name of company: Diageo plc
2. Name of scheme: Diageo (formerly Guinness) International Sharesave Scheme
3. Period of return: From 1 July 2005 to 31 December 2005

4. Number and class of share(s) (amount	694,744
of stock/debt security) not issued under scheme

5. Number of shares issued/allotted	150,829
under scheme during period

6. Balance under scheme not yet issued/	543,915
allotted at end of period

7. Number and class of share(s) (amount	4,250,000
stock/debt securities) originally
listed and the date of admission;
Please confirm total number of shares in issue at the end of the period in order for us to update our records
3,050,644,627
(Including 170,404,500 treasury shares)

Contact for queries:
Address: Diageo plc, 8 Henrietta Place, W1G 0NB

Name: Claire Kynaston	Telephone: 020 7927 5200
Person making return Name: J Nicholls
Position; Deputy Company Secretary Signature /s/ J Nicholls
SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN
To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are type
1. Name of company: Diageo plc
2. Name of scheme: Diageo (formerly Guinness) Executive Stock Option Scheme
3. Period of return: From 1 July 2005 to 31 December 2005

4. Number and class of share(s) (amount stock/debt security) not issued under scheme	1,278,610

5. Number of shares issued/allotted under scheme during period:	99,787

6. Balance under scheme not yet issued/allotted at end of period	1,178,823

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	5,500,000 (ref 2882
1994)
18,405,871 (1999)
Please confirm total number of shares in issue at the end of the period in order for us to update our records
3,050,644,627
(Including 170,404,500 treasury shares)
Contact for queries:
Address: Diageo plc, 8 Henrietta Place, W1G 0NB

Name: Claire Kynaston	Telephone: 020 7927 5200
Person making return Name: J Nicholls
Position; Deputy Company Secretary Signature /s/ J Nicholls
SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN
To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are type
1. Name of company: Diageo plc
2. Name of scheme: Diageo Associated Companies Share Plan
3. Period of return: From 1 July 2005 to 31 December 2005

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme	458,748

5. Number of shares issued/allotted under scheme during period:	10,322

6. Balance under scheme not yet issued/allotted at end of period	448,426

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	10.03.03 775,000
Please confirm total number of shares in issue at the end of the period in order for us to update our records
3,050,644,627
(Including 170,404,500 treasury shares)
Contact for queries:
Address: Diageo plc, 8 Henrietta Place, W1G 0NB

Name: Claire Kynaston	Telephone: 020 7927 5200
Person making return Name: J Nicholls
Position; Deputy Company Secretary Signature /s/ J Nicholls
SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN
To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf

London, E14 5HS
Please ensure the entries on this return are type
1. Name of company: Diageo plc
2. Name of scheme: Grand Metropolitan Public Limited Company International Savings Related Share Option Scheme
3. Period of return: From 1 July 2005 to 31 December 2005

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme	52,982

5. Number of shares issued/allotted under scheme during period:	0

6. Balance under scheme not yet issued/allotted at end of period	52,982

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	9.2.96
Please confirm total number of shares in issue at the end of the period in order for us to update our records
3,050,644,627
(Including 170,404,500 treasury shares)
Contact for queries:
Address: Diageo plc, 8 Henrietta Place, W1G 0NB
Name: Claire Kynaston            Telephone: 020 7927 5200
Person making return Name: J Nicholls
Position; Deputy Company Secretary Signature /s/ J Nicholls
SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN
To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS
Please ensure the entries on this return are type
1. Name of company: Diageo plc
2. Name of scheme: Grand Metropolitan Public Limited Company Executive Stock Option Scheme
3. Period of return: From 1 July 2005 to 31 December 2005

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme	98,459

5. Number of shares issued/allotted under scheme during period:	5,000

6. Balance under scheme not yet issued/allotted at end of period	93,459

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	10.6.92
15.1.02 1,288,978
Please confirm total number of shares in issue at the end of the period in order for us to update our records
3,050,644,627
(Including 170,404,500 treasury shares)

Contact for queries:
Address: Diageo plc, 8 Henrietta Place, W1G 0NB
Name: Claire Kynaston            Telephone: 020 7927 5200
Person making return Name: J Nicholls
Position; Deputy Company Secretary Signature /s/ J Nicholls
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:56 14-Feb-06
Number	4164Y
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 600,000 ordinary shares at a price of 849.76 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 190,759,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,859,906,131.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:24 15-Feb-06
Number	4911Y
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 600,000 ordinary shares at a price of 857 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 191,359,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,859,306,131.
END

Interim results for the six months ended 31 December 2005
STRONG OPERATING PERFORMANCE ON ALL MEASURES
Operational highlights
•	North America: continued share gains, especially in spirits where value share in the US is now 28%

•	Europe: organic operating profit up driven by growth in spirits brands and cost efficiencies

•	International: very strong top and bottom line growth, particularly in Latin America, driven by growth of priority brands and successful innovation. Performance improvements delivered in Korea, Taiwan and Nigeria
Results at a glance

		First half	First half		Reported	Organic
		F’06	F’05		movement	movement

Volume in equivalent units	Million	72.6	68.9		5%	5%
Net sales after deducting excise duties	£ million	3,960	3,674		8%	5%
Operating profit before exceptional items	£ million	1,261	1,185		6%	7%
Basic eps before exceptional items	Pence	31.1	25.0	^	24%	11%
Basic eps	Pence	40.4	32.2	^	25%

^ First half F’05 basic eps before exceptional items restated from 24.1p to 25.0p for IAS 21 amendment adoption and other changes to finance charges. Similarly, first half F’05 basic eps has been restated from 31.3p to 32.2p.
Financial highlights
•	Spirits net sales after deducting excise duties up 7%, ready to drink down 3%, beer up 4%, wine up 5%

•	5% organic growth in marketing spend

•	Further operating margin expansion of 0.2 percentage points on an organic basis

•	Return on invested capital increased 1.2 percentage points to 16.8%

•	Free cash flow increased to £651 million

•	Share buyback doubled to £700 million

•	Interim dividend increased 5% to 11.95 pence

•	Strong first half results underpin full year guidance of 7% organic growth in operating profit before exceptional items

		First half	First half	Reported
		F’06	F’05	movement

Operating profit after operating exceptional items	£ million	1,261	1,169	8%
Profit attributable to parent company’s equity shareholders*	£ million	1,166	967	21%

Diageo will prepare its annual financial statements for F’06 in accordance with IFRS adopted for use in the European Union. The first half of F’06 is presented on this basis and the first half of F’05 has been restated for IFRS as issued by the IASB, as described in note 1 to the interim financial statements on page 22.
Percentage movements are organic movements unless otherwise stated. These movements and operating margins are before exceptional items. Commentary, unless otherwise stated, refers to organic movements. Share, unless otherwise stated, refers to volume share. See page 32 for additional information for shareholders and an explanation of non-GAAP measures including the reconciliation of basic eps as reported to basic eps as restated and the organic eps movement calculation.

* First half F’05 restated for IAS 21 amendment adoption and other changes to finance charges.

Paul Walsh, Chief Executive of Diageo, commenting on the interim results said:
‘This is a strong first half performance. We have invested in our brands and built our market positions. We have again achieved our financial objectives delivering top and bottom line organic growth, organic operating margin improvement and an increase in return on invested capital.
‘We continue to capitalise on our opportunities in the US where our market leadership and superior route to market have led to further volume share gains of 0.4 percentage points in spirits. In Europe, where we face a more challenging trading environment, we have created a more efficient organisation and this has enabled us to deliver 7% organic operating profit growth in the period. Sustained investment behind our brands in International markets has led to strong top line growth, up 12%. Throughout the business, mix improvement through stronger growth of brands such as Johnnie Walker together with the creation of a lower cost base have led to overall organic margin expansion of 0.2 percentage points.
‘Strong cash flow and the liquidation of our remaining interest in General Mills and Burger King have enabled us to double our share buy back programme, returning a further £700 million to shareholders in the period.
‘Material changes to these first half trends are unlikely in the balance of the year and we are therefore comfortable in reiterating our full year guidance of 7% organic operating profit growth’.
Key features of the half year
•	North America

Volume grew 4%, net sales after deducting excise duties increased 7%, marketing spend increased 5% and operating profit improved 5%.

In spirits, excluding ready to drink, strong performance by the priority brands in the US and growth of the higher value reserve brands have been the key drivers, delivering top line mix improvement with net sales after deducting excise duties up 8%. Value share of spirits increased 0.2 percentage points to 28% and volume share was up 0.4 percentage points. Ready to drink net sales after deducting excise duties declined 2%. In beer, net sales excluding excise duties increased 18% as a result of strong growth in Guinness, Red Stripe and Smithwicks. Wine sales were up 6% with good volume growth and mix improvement driven by Sterling wines.

Higher input costs, primarily as a result of the higher oil price and increased costs behind our innovation pipeline, together with the adverse impact of the hurricane season, have constrained operating profit growth.

•	Europe

Volume was flat, net sales after deducting excise duties were down 1%, marketing spend was down 7% and operating profit increased 7%.

The changes implemented in our European business have resulted in a more profitable organisation focused on future opportunities for profitable top line growth. As a result, although the continued decline in the ready to drink segment has negatively impacted top line growth, operating profit is up and margins have expanded. Spirits volume, excluding ready to drink, grew 2% driven by continued strong growth from Smirnoff vodka, up 9%, and Johnnie Walker, up 2%.

•	International

Volume was up 11%, net sales after deducting excise duties grew 12%, marketing spend increased 24% and operating profit was up 12%.

This strong top line performance was driven primarily by the global priority brands, where volume was up 9% in the period, with Johnnie Walker up 12% and Smirnoff up 13%. In addition, category brand growth of 19% was driven by successful innovations in Asia and in Africa. Performance improvements have been delivered in Korea, Taiwan and Nigeria.

•	Brand performance

	Organic	Reported	Organic
	volume*	net sales**	net sales**
	movement	movement	movement
	%	%	%
Smirnoff vodka	7	13	10
Smirnoff ready to drink	(4)	(3)	(6)
Johnnie Walker	8	10	12
Guinness	(2)	3	2
Baileys	2	2	1
J&B	—	—	1
Captain Morgan	10	19	14
Jose Cuervo	5	17	12
Tanqueray	3	8	5

Total global priority brands	4	7	5
Local priority brands	2	8	4
Category brands	8	11	8
Total	5	8	5

*	On a reported basis, volume increased by 4% for global priority brands, 2% for local priority brands, 12% for category brands and 5% in total. Differences from the organic volume movements shown above are due to acquisitions and the exclusion of royalty volumes.

**	Net sales after deducting excise duties.

•	Continued high investment in brands as marketing spend again grew in line with sales. Marketing spend was focused behind the priority spirits brands particularly in the fast growing International market.

•	The acquisition of Bushmills Irish Whiskey for approximately £200 million was completed on 25 August 2005 and the brand is now fully integrated into the Diageo business.

OPERATING AND FINANCIAL REVIEW
For the six months ended 31 December 2005
Percentage movements, unless otherwise stated, are organic movements. These movements and operating margins are before exceptional items. Commentary, unless otherwise stated, refers to organic movements. Share, unless otherwise stated, refers to volume share. See page 32 for additional information for shareholders and an explanation of non-GAAP measures.
OPERATING REVIEW
Analysis by region
North America
Summary:
•	Volume was up 4%, net sales after deducting excise duties grew 7% and operating profit increased 5%

•	In spirits, further share gains have taken Diageo’s overall value share to 28%

•	Top line mix improvement was driven by the global priority brands, Crown Royal and Don Julio

•	Operating profit growth was constrained by higher raw material costs and increased spend on innovation

	First half	First half	Reported	Organic
	F’06	F’05	movement	movement
Key measures:	£ million	£ million	%	%
Volume			4	4
Sales	1,565	1,385	13	7
Net sales after deducting excise duties	1,329	1,168	14	7
Marketing	209	188	11	5
Operating profit before exceptional items	476	454	5	5
Reported performance:
Sales were £1,565 million in the period ended 31 December 2005 up by £180 million from £1,385 million in the comparable period. Operating profit before exceptional items increased by £22 million to £476 million in the period ended 31 December 2005.
Organic performance:
The weighted average exchange rate used to translate US dollar sales and profits moved from £1 = $1.85 in the six months ended 31 December 2004 to £1 = $1.76 in the six months ended 31 December 2005. The strengthening of the US dollar resulted in a £60 million increase in sales. Acquisitions added £23 million of sales and there was a further organic increase in sales of £97 million. Operating profit before exceptional items decreased by £2 million as a result of foreign exchange impacts. Acquisitions increased operating profit before exceptional items by £3 million and organic growth of £21 million was achieved.

	Organic	Reported	Organic
	volume*	net sales**	net sales**
	movement	movement	movement
Organic brand performance:	%	%	%
Smirnoff vodka	6	13	8
Smirnoff ready to drink	(8)	(5)	(9)
Johnnie Walker	4	14	10
Jose Cuervo	5	18	12
Baileys	6	13	9
Captain Morgan	10	22	16
Tanqueray	3	8	5
Guinness	12	18	15
Total global priority brands	5	12	7
Local priority brands	1	10	6
Category brands	2	30	12
Total	4	14	7

*	On a reported basis, volume increased by 5% for global priority brands, 1% for local priority brands, 5% for category brands and 4% in total. Differences from the organic volume movements shown above are due to acquisitions.

**	Net sales after deducting excise duties
Smirnoff vodka performed strongly, led by the successful media campaign “Clearly Smirnoff” which leveraged the very positive New York Times taste test report. Net sales after deducting excise duties grew 8% on volume increases of 6% due to a price increase on Smirnoff Twist in the first quarter. The first half of the year also saw the introduction of two new Smirnoff Twist flavours, Black Cherry and Lime. Smirnoff vodka growth outpaced the category gaining 0.4 percentage points in value share.
While Smirnoff ready to drink remains the market leader, the ready to drink category continued to decline and Smirnoff ready to drink volume was down 8%.
Strong consumer demand for premium brands drove Johnnie Walker performance, with volume up 4% and net sales after deducting excise duties up 10%. This reflected price increases in some states and stronger growth in Johnnie Walker Black Label and super deluxe variants. The Johnnie Walker brands grew value share by 1.4 percentage points.
Although the tequila market has experienced strong pricing pressures, Diageo’s strategy has been to hold price and enhance Jose Cuervo’s premium positioning. As a result, the brand lost both volume share and value share. Volume grew 5% and net sales after deducting excise duties increased 12% driven by the launch of Cuervo Golden Margaritas, a ready to drink variant.
Baileys volume grew 6% and net sales after deducting excise duties were up 9%. Performance was driven by the test launch of Baileys flavours and good growth in Canada, as the comparable period reflected the strike of the Quebec Liquor Board. For the second consecutive year price increases have been achieved on Baileys.
Captain Morgan continued its strong performance with volume up 10% on the consistent growth in Original Spiced Rum and the introduction of Tattoo and Parrot Bay Passion Fruit. Increased marketing spend behind all Captain Morgan variants helped drive performance. Captain Morgan net sales after deducting excise duties grew 16% and the brand increased its value share by 1.5 percentage points as price increases were implemented in the first half.

The success of the “Tony Sinclair — Ready to Tanqueray” advertising campaign has returned Tanqueray to growth. Volume grew 3% and net sales after deducting excise duties were up 5% as a result of price increases in selected markets and growth of the super premium variant, Tanqueray 10. The Tanqueray brand outperformed the gin category gaining value share by 1.2 percentage points.
Guinness volume was up 12% as a result of successful advertising and promotions behind several formats. Net sales after deducting excise duties grew 15% as targeted price increases were taken in those markets that did not have price increases the previous year.
The local priority brands performed well despite the impact of the hurricane season on some of the biggest markets. Crown Royal volume grew 5%, net sales after deducting excise duties were up 9% and the brand gained value share by 0.4 percentage points. Crown Royal was able to increase prices in 70% of the states as it built on its sponsorship of NASCAR among key consumer groups. Crown Royal volume growth was partially offset by weakness in Seagram’s VO and 7 Crown, with volumes down 7% and 1% respectively, as a result of a portfolio strategy to increase focus on premium brands and de-prioritise lower value brands.
Performance of the California winery local priority brands continued to improve. Sterling volume was up 6% and net sales after deducting excise duties grew 11% driven by a positive mix shift toward more premium Sterling products. Beaulieu Vineyards also grew volume by 8% due to strong growth of its mid-priced Century Cellars brand, resulting in 3% growth in net sales after deducting excise duties. A fire at a third-party warehouse destroyed most of the Sterling Vineyard’s 2003 vintage and single-vineyard wines. This will impact performance in the second half and in future years when the wines were expected to be released.
Category brands grew volume by 2% and net sales after deducting excise duties increased 12% due to strong growth of Red Stripe, volume up 27%, Smithwicks, volume up 72% and Don Julio, up 69%.
The development of the newly acquired Chalone brands is progressing well and the brand equity has been leveraged across a number of new variants. Bushmills, which was acquired in August 2005, is now fully integrated. As anticipated, the brand’s performance in the first half of the year has been impacted by the stock build which took place prior to acquisition.
Performance was strong in Canada as the comparable period reflected the strike of the Quebec Liquor Board. Volume grew 6% and net sales after deducting excise duties were up 14%. Growth was particularly strong in the global priority brands, with volume up 8% and net sales after deducting excise duties up 18%, driven by a strong performance of Smirnoff ready to drink.
Europe
Summary:
•	Volume was flat, net sales after deducting excise duties declined 1%, marketing declined 7%, which, together with a more cost efficient organisation, led operating profit to increase 7%

•	Spirits and wine drove performance with volume up 2% and 5% respectively, offsetting a 24% decline in ready to drink and a 5% decline in beer

•	Europe remains a difficult trading environment due to increased duties and regulations, and a continued shift from the on-trade to the off-trade in key markets

	First half	First half	Reported	Organic
	F’06	F’05	movement	movement
Key measures:	£ million	£ million	%	%
Volume			1	0
Sales	2,221	2,244	(1)	0
Net sales after deducting excise duties	1,408	1,450	(3)	(1)
Marketing	225	241	(7)	(7)
Operating profit before exceptional items	494	463	7	7
Reported performance:
Reported sales in Europe in the period ended 31 December 2005 were down £23 million from £2,244 in the comparable period, to £2,221 million. Operating profit before exceptional items increased by 7% from £463 million to £494 million.
Organic performance:
Sales decreased by £14 million as a result of the impact of foreign exchange rates. Acquisitions net of the impact of disposals added sales of £3 million and there was an organic decline in sales of £4 million. The exchange impact results primarily from a weakening of the euro compared to the comparable period in 2004. Operating profit before exceptional items increased by £31 million as a result of £30 million of organic growth and the profit generated by acquisitions of £8 million and an adverse exchange rate movement effect of £3 million. In the calculation of organic growth transfers between business segments reduced prior period sales and operating profit before exceptional items by £8 million and £4 million respectively.

	Organic	Reported	Organic
	volume*	net sales**	net sales**
	movement	movement	movement
Organic brand performance:	%	%	%
Smirnoff vodka	9	11	10
Smirnoff ready to drink	(22)	(21)	(23)
Johnnie Walker	2	5	6
Guinness	(5)	(3)	(2)
Baileys	(1)	(3)	(3)
J&B	(3)	(4)	(3)
Total global priority brands	0	(2)	(1)
Local priority brands	1	0	1
Category brands	(1)	(6)	(2)
Total	0	(3)	(1)

*	On a reported basis, volume was flat for global priority brands, increased by 1% for local priority brands, 4% for category brands and 1% in total. Differences from the organic volume movements shown above are due to acquisitions.

**	Net sales after deducting excise duties
Smirnoff vodka grew volume 9%, and net sales after deducting excise duties were up 10% due to continued strong performance in Great Britain, Spain and Greece. Further decline of the ready to drink segment in Europe impacted Smirnoff ready to drink and, as a result, volume was down 22% and net sales after deducting excise duties declined 23%.

Johnnie Walker volume grew 2% and product mix improved due to strong growth of the higher margin Johnnie Walker Black Label and the super deluxe variants, which represent about 15% of total volume. Volume of Johnnie Walker Black Label and super deluxe variants was up 13% and 19% respectively, due to continued growth in Russia, Greece, Spain and Germany. Johnnie Walker Red Label also performed well in Russia and Germany, however its overall volume was flat as a result of more difficult market conditions in Portugal and the Canaries.
Over 90% of Guinness volume in Europe is sold in Great Britain and Ireland. Consequently the declining beer market in both countries heavily impacted performance. Guinness volume was down 5% and net sales after deducting excise duties declined 2%, as pricing offset some of the volume weakness. Guinness was launched in Russia following the new distribution agreement with Heineken, which began in July 2005.
Baileys volume was down 1% as growth in Russia, Italy and France was offset by weakness in Iberia and Benelux. Net sales after deducting excise duties declined 3% due to the decision to reduce focus on Baileys Glide in Great Britain.
The contraction of the standard whisky segment in Portugal and the Canaries offset strong growth in France and Benelux. As a result, J&B volume and net sales after deducting excise duties declined 3%.
Local priority brand volume and net sales after deducting excise duties increased 1%. Growth in spirits brands around the region offset continued weakness of the lager brands in Ireland.
Category brand volume declined 1% and net sales after deducting excise duties were down 2%. Blossom Hill continued to grow in Great Britain while in Spain, Gordon’s and standard scotches declined due to aggressive pricing by competitor brands.
Great Britain
In a weak market, Diageo delivered volume growth of 2%. Volume growth of 5% in spirits and 4% in wine offset a 22% decline in ready to drink and a 5% decline in beer. Net sales after deducting excise duties declined 3% mainly as a result of the negative impact of the further decline in the ready to drink segment.
In a growing category, Smirnoff vodka continued to outperform the market. Volume grew 11% and net sales after deducting excise duties were up 13%. Share increased 2.4 percentage points due to a strong marketing programme and consistent promotional activities. Marketing spend increased 4% and improved our share of voice. The ready to drink segment declined 15% and while Smirnoff ready to drink remains the segment leader with a 28% share, volume was down 20%.
Baileys volume declined 1% and net sales after deducting excise duties were down 5% reflecting the reduced focus on Baileys Glide. Excluding ready to drink, Baileys volumes were flat and net sales after deducting excise duties declined 2% as retailers’ promotions focused on less profitable SKUs during Christmas.
Local priority brand performance was mixed. Bell’s volume grew 10% and the brand increased share by 3.5 percentage points to 19%. New variants and consistent advertising enabled Gordon’s to grow volume by 2%, to increase net sales after deducting excise duties by 4% and increase share by 3.2 percentage points. Archers volume was down 20% due to a 37% volume decline of the ready to drink variants.
In a weak beer market, Guinness volume declined 5% but the brand held share. A price increase in February 2005 partially offset volume weakness with net sales after deducting excise duties down 3%.
Category brand volume was up 4% driven by wine performance. There was a shift in the wine market in Great Britain away from French towards New World wines. This dynamic influenced the growth of 12% in Blossom Hill volume and the 19% decline in Piat D’Or volume.

Ireland
The results for Ireland reflect the continued shift from the on-trade to the off-trade as well as growth in wines and spirits and in the value segment. These market dynamics have a significant impact on performance in Ireland as the majority of Diageo’s business is focused on premium brands and the on-trade. Volume and net sales after deducting excise duties declined by 4% and 1% respectively. This was driven by a 6% decline in beer volume, which was only partially offset by a 4% increase in spirits volume and 15% increase in wine volume.
Guinness volume was down 9% but net sales after deducting excise duties declined only 2% due to pricing. The brand lost share, as performance was affected by a particularly hot summer.
In spirits, Smirnoff vodka continues to be the number one vodka brand in Ireland and volume grew 5% while Baileys volume declined 4% due to increased competition from lower value brands.
Local priority brand volume was down 5% driven by the continued decline of the beer brands. Of the agency brands, Carlsberg’s performance was stronger due to the launch of successful new advertising, which enabled it to capitalise on the hot summer and slow its volume decline to 1%.
Iberia
Overall, volume in Iberia declined 4% and net sales after deducting excise duties declined 3% driven by the contraction of the scotch category in Portugal and the Canaries. Spain, which accounts for over 80% of Iberia’s volume, grew volume by 1% and net sales after deducting excise duties were up 3% due to a price increase on a number of brands in January 2005. The 10% increase in duty implemented by Spanish regulatory authorities in September 2005 has been fully passed on to customers.
J&B volume in Iberia declined 6% driven by a 33% and 41% decline in volumes in Portugal and the Canaries. In Spain, J&B volume and net sales after deducting excise duties were flat. The brand is the leading standard whisky in the Spanish market and gained share by 0.5 percentage points in a category that was down 3%.
In Spain, Johnnie Walker volume grew 12% and net sales after deducting excise duties were up by 15%. Johnnie Walker Black Label volume grew 23% due to strong performance in the high end on-trade. Johnnie Walker Red Label gained share by 0.4 percentage points, while Johnnie Walker Black Label grew share by 0.7 percentage points. Performance was weak in the rest of Iberia due to the rapid decline of the scotch category.
Baileys volume declined 9%. In Spain, although the brand gained share by 0.6 percentage points due to good performance in the off-trade, volume declined 6%.
The local priority brands, Cacique and Cardhu in Spain, delivered a 7% increase in volume and grew net sales after deducting excise duties by 10% due to stronger pricing. Continued growth of the dark rum category and a successful advertising campaign resulted in a 7% increase in Cacique volume. Although share was flat, the brand remains the leader of the dark rum segment with 23% share.
Category brand volume was down 15% driven by the continued decline of standard scotch brands and a significant decrease in Gordon’s in Spain due to adverse pricing versus the competition.

Rest of Europe
The rest of Europe accounts for a third of Diageo’s European business. Total volume was up 3% and net sales after deducting excise duties increased 2%. A 27% decline in ready to drink volume had a negative impact on mix. Performance excluding ready to drink was stronger, with volume up 4% and net sales after deducting excise duties up 5%, driven by strong growth in Greece, Russia and Germany.
Volume in Greece increased 6%. Johnnie Walker volume was up 3% driven by a 17% increase in Johnnie Walker Black Label, which is benefiting from a new advertising campaign. Haig volume was up 30% due to the continued growth of standard scotch in the off-trade. Volume in France declined by 2% as a result of a 36% decline in ready to drink volume. However, in a tough market, J&B grew volume 9% and Baileys volume grew 8%. In Germany, volume was flat, due to a 54% reduction in ready to drink volume. Excluding ready to drink, performance in Germany, as in France, was stronger with volume growth of 2% and a 5% increase in net sales after deducting excise duties. Growth was driven by Johnnie Walker volume, up 14%, led by faster growth of Johnnie Walker Black Label and the super deluxe variants, as well as a 5% increase in Smirnoff vodka volume.
Russia continued its strong growth trajectory with volume up 41%, and net sales after deducting excise duties up 51%. Johnnie Walker and Baileys were the main growth drivers with volume up 41% and 25% respectively. Johnnie Walker Black Label, Johnnie Walker Red Label and Baileys all gained share and are the clear leaders in their segments. Guinness was launched in Russia in July of 2005 as a result of the new distribution agreement with Heineken.
International
Summary:
•	Volume grew 11%, net sales after deducting excise duties were up 12% and operating profit increased 12%

•	International’s strong performance was across the vast majority of brands and markets

•	Marketing spend was up 24% with a significant up weight in investment in China, India and Brazil

	First half	First half	Reported	Organic
	F’06	F’05	movement	movement
Key measures:	£ million	£ million	%	%
Volume			12	11
Sales	1,533	1,289	19	15
Net sales after deducting excise duties	1,183	1,028	15	12
Marketing	184	143	29	24
Operating profit before exceptional items	371	346	7	12
Reported performance:
Reported sales in the period ended 31 December 2005 were £1,533 million, up £244 million from £1,289 million in the comparable prior period. Operating profit before exceptional items was up 7% at £371 million for the period ended 31 December 2005.
Organic performance:
Sales increased by £36 million as a result of exchange rate impacts. Acquisitions added sales of £10 million and there was an organic increase in sales of £198 million. These factors combined to generate the reported increase of £244 million in the period.

There was a £25 million increase in reported operating profit before exceptional items. Organic growth added £40 million to operating profit before exceptional items, and acquisitions added a further £1 million; however, these increases were offset by unfavourable exchange rate movements of £14 million. In the calculation of organic growth, transfers between business segments reduced prior period operating profit before exceptional items by £2 million.

	Organic	Reported	Organic
	volume*	net sales**	net sales**
	movement	movement	movement
Organic brand performance:	%	%	%
Johnnie Walker	12	12	14
Smirnoff vodka	8	18	15
Smirnoff ready to drink	35	47	42
Guinness	(2)	5	2
Baileys	5	4	3
Total global priority brands	9	13	12
Local priority brands	4	13	5
Category brands	19	20	17
Total	11	15	12

*	On a reported basis, volume increased by 9% for global priority brands, 4% for local priority brands, 22% for category brands and 12% in total. Differences from the organic volume movements shown above are due to acquisitions and the exclusion of royalty volumes.

**	Net sales after deducting excise duties
Johnnie Walker volume grew 12% driven by growth in Asia and Latin America. Product mix improved due to stronger growth of the super deluxe variants.
Smirnoff ready to drink grew volume 35% and net sales after deducting excise duties increased by 42% due to growth in Brazil, Venezuela, and successful innovations in Australia and South Africa. Smirnoff vodka performance was particularly strong in Brazil, India and Asia Pacific with volume up 15%, 39% and 15% respectively.
Guinness volume declined 2% as difficult trading conditions in Cameroon offset good performances in East Africa, Ghana and Asia. Stronger sales in South Asia and Japan improved mix and as a result, net sales after deducting excise duties were up 2%.
Baileys volume grew 5% due to volume growth in Asia and the test launch of Baileys flavours in Global Duty Free. Net sales after deducting excise duties were only up 3% due to adverse product mix, as the comparable period’s volume benefited from the launch of Baileys Glide and Minis in Australia.
Local priority brand volume and net sales after deducting excise duties were up 4% and 5% respectively, due to strong growth of Windsor in Korea, Buchanan’s in Venezuela and Malta Guinness and Bell’s in Africa.
Category brand volume and net sales after deducting excise duties were up 19% and 17%, respectively. Key drivers of performance were the successful re-launch of Harp in Nigeria and the launch of Benmore and Golden Knight in Thailand.

Asia Pacific
In Australia, volume was up 2% and net sales after deducting excise duties were flat as global priority brand growth was offset by a planned reduction in stock levels of ready to drink category brands. Smirnoff volume grew 20% driven by strong growth of Smirnoff ready to drink which increased share by 4.0 percentage points. Johnnie Walker grew volume 9% as a result of strong brand equity building activity. Bundaberg held share even though volume declined 1%, while volume of the ready to drink variant was flat.
In Korea, performance was driven by the renovation of the Windsor brand and the launch of new premium line extensions. A recovering economy also helped stabilise the trading environment for beverage alcohol. Volume was up 6% and net sales after deducting excise duties increased 7%. The launch of a super deluxe variant combined with a 22% increase in marketing spend, led Windsor volume to increase 8%. Both Johnnie Walker and Windsor increased share by 0.6 percentage points.
In Taiwan, volume was up 12%. Johnnie Walker volume increased by 10% and net sales after deducting excise duties were up 13%, driven by 36% growth in volume of the super deluxe variants. The launch of Real Mackenzie, a new whisky brand, in April 2005 increased volume growth but had a dilutive effect on mix.
In Japan, volume grew 3% due to 82% growth in Baileys volume, albeit off a small base, following the national roll out of an up weighted marketing programme. Guinness volume grew 29% as distribution gains continued.
In Thailand, volume was up 73% and net sales after deducting excise duties grew 26%. Benmore and Golden Knight, two new whiskey brands launched in the first half of 2005, drove volume growth but had an adverse impact on mix. Johnnie Walker volume was up 19%, as Johnnie Walker Red Label regained momentum and increased share by 4.3 percentage points in the premium scotch segment due to new promotional activities. Spey Royal grew volume 18% and increased share by 1.0 percentage point as a result of a new, lower-priced strategy aimed at attracting standard scotch consumers. In total, Diageo gained 9.9 percentage points of share in the imported whisky segment in the period.
In India, volume increased 26%, albeit off a small base, due to continued strong growth in global priority brands. Smirnoff vodka delivered the most significant growth with volume up 39% and share up 9.7 percentage points as a result of increased distribution and a successful advertising campaign. Johnnie Walker volume grew 33% driven by continued advertising and increased distribution.
China also experienced rapid growth in volume and net sales after deducting excise duties, driven primarily by an increase in Johnnie Walker volume of 54%. Advertising on Johnnie Walker was upweighted significantly during the period benefiting Johnnie Walker Black Label volume, which was up 75%. A new route to market model also supported growth in Guinness, Baileys and Smirnoff vodka.
Africa
Africa grew volume by 8% and net sales after deducting excise duties by 9%.
In Nigeria, volume and net sales after deducting excise duties were up 17% as turnaround plans started to take hold and a focus on innovation led to improved performance. Harp’s successful re-launch in April 2005 is a key driver of Nigeria’s recovery. Harp volume more than doubled and share grew by 4.2 percentage points. Guinness volume declined 1%, however, as a result of the launch of Guinness Extra Smooth in June 2005 net sales after deducting excise duties increased by 6%. Malta Guinness returned to growth with volume up 13%.
In East Africa, volume grew 17% and net sales after deducting excise duties were up 8% due to faster growth in low value beers and spirits. Premium beer performance was mixed. Tusker volume was up 2% due to an improved promotional programme, while Pilsner volume declined 1% due to increased competition from lower value beers.

In South Africa, volume grew 2% while net sales after deducting excise duties were up 11%. Strong growth in Johnnie Walker drove product mix improvement. Smirnoff volume declined 2% as a 23% increase in ready to drink was offset by a significant decline in Smirnoff vodka. Bell’s, the leading scotch brand in South Africa, grew volume by 12%.
In Ghana, volume grew 15% and net sales after deducting excise duties were up 24%. Guinness grew volume 5% and net sales after deducting excise duties increased by 18%. Malta Guinness benefited from a favourable relative price point compared to soft drinks and as a result volume grew 21%.
Latin America
There was strong growth across Latin America with volume for the region as a whole up 14% and net sales after deducting excise duties up 22%.
In Venezuela, a significant improvement in the environment led to 23% volume growth and a 36% increase in net sales after deducting excise duties. The product mix improvement was driven by the successful launch of Smirnoff ready to drink and strong growth in the super deluxe variants of Johnnie Walker and Buchanan’s. Category brands also performed well with volume up 18% and net sales after deducting excise duties increasing by 29% driven by strong growth of Chequers and Ye Monks.
Performance in Brazil, Paraguay and Uruguay benefited from strong economic conditions. Volume was up 27% and net sales after deducting excise duties grew by 45% driven by the strong growth of ready to drink. Johnnie Walker volume increased 33% and net sales after deducting excise duties were 44% higher due to strong growth of the super deluxe variants as the Reserve Brand Group gained traction. Johnnie Walker Red Label and Johnnie Walker Black Label gained share by 7.1 percentage points and 4.2 percentage points respectively. Smirnoff grew volume 19% and net sales after deducting excise duties increased 55% due to strong performance in ready to drink. Smirnoff vodka gained 2.9 percentage points of share and Smirnoff ready to drink increased share by 4.6 percentage points.
Performance in Mexico was strong with overall volume up 28% and net sales after deducting excise duties up 33% primarily driven by growth across the scotch category. Buchanan’s increased share by 1.9 percentage points, Johnnie Walker Red Label increased share by 2.6 percentage points and J&B increased share by 1.8 percentage points.
Global Duty Free
Volume grew 13% and net sales after deducting excise duties were up 14% due to strong growth in Europe, Australia and parts of Asia. Smirnoff and the Johnnie Walker super deluxe variants had particularly good performances due to intensive marketing initiatives in airports. Baileys returned to growth due in part to the test launch of Baileys flavours in Europe.
Corporate revenue and costs
Reported sales increased by £12 million to £40 million from £28 million for the comparable prior period. Net corporate operating costs before exceptional items increased by £2 million to £80 million from £78 million in the comparable prior period. Transfers between business regions increased corporate sales by £8 million and decreased operating costs before exceptional items by £6 million.

FINANCIAL REVIEW
Condensed consolidated income statement

	Six months ended 31 December 2005			Six months ended 31 December 2004
				Before
	Before			exceptional
	exceptional	Exceptional		items	Exceptional	Total
	items	items	Total	(restated)	items	(restated)
	£ million	£ million	£ million	£ million	£ million	£ million
Sales	5,359	—	5,359	4,946	—	4,946
Excise duties	(1,399)	—	(1,399)	(1,272)	—	(1,272)

Net sales	3,960	—	3,960	3,674	—	3,674
Operating costs	(2,699)	—	(2,699)	(2,489)	(16)	(2,505)

Operating profit	1,261	—	1,261	1,185	(16)	1,169
Investment income	5	—	5	8	—	8
Disposal of investments/ businesses		151	151		218	218
Finance charges	(93)	—	(93)	(74)	—	(74)
Associates’ profits	77	—	77	71	—	71

Profit before taxation	1,250	151	1,401	1,190	202	1,392
Taxation	(313)	117	(196)	(404)	14	(390)

Profit for the period	937	268	1,205	786	216	1,002

Attributable to:
Equity shareholders	898	268	1,166	751	216	967
Minority interests	39	—	39	35	—	35

	937	268	1,205	786	216	1,002

Adoption of IFRS
The interim results for the period ended 31 December 2005 have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (IFRS). The results for the comparative period to 31 December 2004 have been restated and are also presented in accordance with IFRS. For further information related to the conversion to IFRS please see the notes to the interim results, specifically note 1 ‘Basis of preparation’ and note 12 ‘Explanation of transition to IFRS’.
Sales and net sales after deducting excise duties
On a reported basis, sales increased by £413 million (8%) from £4,946 million in the period ended 31 December 2004 to £5,359 million in the period ended 31 December 2005. On a reported basis net sales after deducting excise duties increased by £286 million (8%) from £3,674 million in the period ended 31 December 2004 to £3,960 million in the period ended 31 December 2005. Acquisitions and disposals contributed a net increase to reported sales and net sales after deducting excise duties of £36 million and £26 million respectively in the period and foreign exchange rate movements also increased reported sales by £82 million and reported net sales after deducting excise duties by £56 million, principally arising from strengthening of the US dollar.
Operating costs
On a reported basis operating costs before exceptional items increased by £210 million principally due to an increase in cost of goods sold of £146 million and an increase in marketing costs of 8% from £572 million to

£618 million. There were no exceptional operating costs in the period (2004 — £16 million). On a reported basis, operating costs increased by £194 million (8%) from £2,505 million in the period ended 31 December 2004 to £2,699 million in the period ended 31 December 2005. Overall, the impact of exchange rate movements increased total operating costs before exceptional items by £75 million.
Post employment plans
Post employment costs for the period ended 31 December 2005 of £44 million (2004 — £43 million) included amounts charged to operating profit of £54 million (2004 — £47 million) and finance income of £10 million (2004 – £4 million). At 31 December 2005, Diageo’s deficit before taxation for all post employment plans was £1,099 million (30 June 2005 — £1,294 million).
Operating profit
Operating profit before exceptional items for the period increased by £76 million to £1,261 million from £1,185 million in the comparable prior period. There were no exceptional operating charges in the period ended 31 December 2005, compared to costs in respect of the period ended 31 December 2004 of £16 million.
Exchange rate movements reduced operating profit before exceptional items for the six months ended 31 December 2005 by £19 million.
Non-operating exceptional items
Non-operating exceptional items before taxation were a gain of £151 million in the six months ended 31 December 2005 compared with a gain of £218 million in the six months ended 31 December 2004. The gain in the period to 31 December 2005 represents the gain on sale of all of the group’s remaining 25 million shares of common stock of General Mills. In the period to 31 December 2004 non-operating exceptional items included a gain of £219 million on the disposal of 54 million shares of common stock of General Mills and a net charge of £1 million in respect of the disposal of businesses.
Finance charges
Finance charges increased by £19 million from £74 million in the period ended 31 December 2004 to £93 million in the six months ended 31 December 2005.
The net interest charge increased by £14 million from £78 million in the comparable prior period to £92 million in the six months ended 31 December 2005. This increase principally resulted from increasing US dollar interest rates, the loss of interest income on the Burger King subordinated debt, the increase in net borrowings in the period and the termination of certain financing arrangements. IAS 39 – Financial instruments: recognition and measurement had no net impact on the interest charge for the six months ended 31 December 2005.
Other finance charges of £1 million (2004 – income of £4 million) included income of £10 million (2004 – income of £4 million) in respect of the group’s post employment plans. This beneficial movement principally reflects the increase in the value of the assets held by the post employment plans between 1 July 2004 and 30 June 2005. Other finance charges also include a £5 million charge (2004 – gain of £3 million) in respect of foreign exchange translation differences on inter-company funding arrangements that do not meet the accounting criteria for recognition in equity.

Associates
The group’s share of profits of associates after interest and tax was £77 million for the period compared to £71 million in the comparable period last year. Diageo’s 34% equity interest in Moët Hennessy contributed £71 million to share of profits of associates after interest and tax (2004 - £66 million).
Profit before taxation
After exceptional items, profit before taxation increased by £9 million from £1,392 million to £1,401 million in the six months ended 31 December 2005.
Taxation
The tax charge is based upon the estimate of the average annual effective tax rate expected for the full financial year with the exception of tax in respect of transactions that are presented by the group as exceptional items or tax presented by the group as an exceptional item in its own right which are accounted for in the period in which the items arise.
The effective tax rate before exceptional items for the six months ended 31 December 2005 is 25% compared with 34% for the six months ended 31 December 2004. The higher effective tax rate in the period ended 31 December 2004 mainly resulted from the reduction in the carrying value of deferred tax assets following a change in tax rate.
The effective tax rate for the six months ended 31 December 2005 after exceptional items is 14% compared with 28% for the six months ended 31 December 2004. The effective tax rate in the current period has been reduced following the agreement of certain brand carrying values with fiscal authorities which resulted in recognising an increase in the group’s deferred tax assets of £110 million. The profit on disposal arising on the sale of General Mills shares in the period and the comparative period is not subject to tax.
Exchange rates
Based on current exchange rates, it is estimated that in the year ending 30 June 2006 there will be an adverse impact from exchange rate movements on profit before exceptional items and taxation of £30 million (translation exchange only on reported share of profits of associates). Based on current exchange rates it is estimated that the impact from exchange rate movements on profit before exceptional items and taxation for the year ending 30 June 2007 will not be material.
Dividend
An interim dividend of 11.95 pence per share will be paid to holders of ordinary shares and ADR’s on the register on 10 March 2006. This represents an increase of 5% on last year’s interim dividend. The interim dividend will be paid to shareholders on 6 April 2006. Payment to US ADR holders will be made on 12 April 2006. A dividend reinvestment plan is available in respect of the interim dividend and the plan notice date is 16 March 2006.
In the AGM statement in October 2004 Diageo announced that while final decisions on annual dividends will continue to be taken in the light of earnings performance, inflation and other external factors, the Diageo Board would expect, from February 2006, to hold the company’s dividend increase to shareholders to around 5% annually to gradually rebuild dividend cover.

Cash flow

	Six months ended	Six months ended
	31 December 2005	31 December 2004
Extract from the consolidated cash flow statement	£ million	£ million
Cash generated from operations	957	1,029
Interest paid (net)	(61)	(93)
Dividends paid to equity minority interests	(20)	(25)
Taxation	(118)	(153)
Net purchase of investments	(1)	(2)
Net capital expenditure	(106)	(114)

Free cash flow	651	642

Cash generated from operations decreased from £1,029 million to £957 million in the period to 31 December 2005 principally as a result of a £141 million investment in working capital driven mainly by growth in the underlying business. The decrease in cash generated from operations was principally offset by reduced interest payments (down £32 million to £61 million) and reduced tax payments (down £35 million to £118 million) and as a result free cash flow increased £9 million to £651 million from £642 million in the prior period.
In the six months ended 31 December 2005, Diageo issued new share capital generating proceeds of £2 million (2004 — £3 million) and purchased 84.4 million shares as part of the share buy-back programme (2004 — 48.2 million shares) at a cost of £704 million (2004 — £353 million). Diageo’s stance on capital structure is unchanged: it continues to target a range of ratios which are currently broadly consistent with an A band credit rating. Diageo expects to continue the share repurchase programme at broadly the current level.
Balance sheet
At 31 December 2005, total equity was £4,789 million compared with £4,626 million at 30 June 2005. This increase was mainly due to the profit for the period of £1,205 million offset by the dividend paid out of shareholders’ equity of £529 million and the shares repurchased of £704 million.
Net borrowings were £3,911 million at 31 December 2005, an increase of £208 million from 1 July 2005 net borrowings of £3,703 million. The principal components of this increase were the free cash inflow of £651 million, proceeds from disposal of shares of General Mills of £651 million offset by payments of £704 million (including costs of £4 million) to repurchase shares to be held as treasury shares, the payment of £207 million to acquire Bushmills Irish Whiskey and a £529 million equity dividend paid.
Economic profit
Economic profit increased by £68 million from £400 million in the six months ended 31 December 2004 to £468 million in the six months ended 31 December 2005. See page 39 for calculation and definition of economic profit.

DIAGEO CONSOLIDATED INCOME STATEMENT

		Six months ended 31 December 2005				Six months ended 31 December 2004
						Before
		Before				exceptional
		exceptional	Exceptional			items	Exceptional	Total
		items	items	Total		(restated)	items	(restated)
	Notes	£ million	£ million	£ million		£ million	£ million	£ million
Sales	2	5,359	—	5,359		4,946	—	4,946
Excise duties		(1,399)	—	(1,399)		(1,272)	—	(1,272)

Net sales		3,960	—	3,960		3,674	—	3,674
Cost of sales	4	(1,511)	—	(1,511)		(1,365)	(14)	(1,379)

Gross profit		2,449	—	2,449		2,309	(14)	2,295
Marketing		(618)	—	(618)		(572)	—	(572)
Other operating expenses	4	(570)	—	(570)		(552)	(2)	(554)

Operating profit	2	1,261	—	1,261		1,185	(16)	1,169
Investment income		5	—	5		8	—	8
Sale of General Mills shares	4		151	151			219	219
Sale of other businesses	4		—	—			(1)	(1)
Net interest	3	(92)	—	(92)		(78)	—	(78)
Other finance (charges)/ income	3	(1)	—	(1)		4	—	4
Share of associates’ profits after tax		77	—	77		71	—	71

Profit before taxation		1,250	151	1,401		1,190	202	1,392
Taxation	5	(313)	117	(196)		(404)	14	(390)

Profit for the period		937	268	1,205		786	216	1,002

Attributable to:
Equity shareholders		898	268	1,166		751	216	967
Minority interests		39	—	39		35	—	35

	7	937	268	1,205		786	216	1,002

Pence per share
Basic earnings				40.4	p			32.2	p
Diluted earnings				40.4	p			32.2	p
Average shares				2,886	m			2,999	m

DIAGEO CONSOLIDATED STATEMENT OF
RECOGNISED INCOME AND EXPENSE

			Six months ended
	Six months ended		31 December 2004
	31 December 2005		(restated)
	£ million	£ million	£ million	£ million
Net foreign exchange translation differences
- group (including minority interests)	33		(46)
- associates	18		54
Holding gains on available for sale securities
- unrealised gains arising during the year (including exchange)	33		—
- realised gains reclassified to profit for the period	(181)		—
Effective portion of changes in fair value of cash flow hedges
- group	(18)
- associates	1		—
Actuarial gains on post employment plans	236		—
Tax on items taken directly to equity	(50)		—

Net income recognised directly in equity		72		8
Profit for the period
- group	1,128		931
- associates	77		71

Profit for the period		1,205		1,002

Total recognised income and expense for the period		1,277		1,010

Impact of IAS 39 adoption on 1 July 2005 (net of tax)
- group	170
- associates	(6)

Impact of adoption of IAS39		164

		1,441

Attributable to
- equity shareholders of the parent company		1,229		982
- minority interests		48		28

Total recognised income and expense for the period		1,277		1,010

DIAGEO CONSOLIDATED BALANCE SHEET

		31 December 2005		30 June 2005		31 December 2004
	Notes	£ million	£ million	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets		4,723		4,392		4,050
Property, plant and equipment		1,987		1,936		1,794
Biological assets		5		14		6
Investments in associates		1,347		1,261		1,308
Other investments		66		719		1,048
Deferred tax assets		705		778		955
Post employment benefit assets		11		12		10
Other financial assets		96		—		—
Trade and other receivables		40		68		116

			8,980		9,180		9,287
Current assets
Inventories	8	2,488		2,347		2,245
Trade and other receivables		2,185		1,607		2,114
Cash and cash equivalents		1,039		787		1,082

			5,712		4,741		5,441

Total assets			14,692		13,921		14,728

Current liabilities
Borrowings and bank overdrafts	10	(1,047)		(869)		(2,109)
Trade and other payables		(1,984)		(1,912)		(2,107)
Corporate tax payable		(806)		(746)		(795)
Provisions		(101)		(88)		(173)

			(3,938)		(3,615)		(5,184)
Non-current liabilities
Borrowings	10	(3,907)		(3,677)		(2,911)
Other payables		(107)		(95)		(60)
Deferred tax liabilities		(406)		(298)		(387)
Post employment benefit Liabilities		(1,110)		(1,306)		(1,056)
Other financial liabilities		(149)		—		—
Provisions		(286)		(304)		(133)

			(5,965)		(5,680)		(4,547)

Total liabilities			(9,903)		(9,295)		(9,731)

Net assets			4,789		4,626		4,997

Equity
Called up share capital		883		883		883
Share premium		1,339		1,337		1,334
Other reserves		3,187		3,180		3,074
Retained deficit		(817)		(941)		(452)

Equity attributable to equity shareholders of the company			4,592		4,459		4,839
Minority interests			197		167		158

Total equity	7		4,789		4,626		4,997

DIAGEO CONSOLIDATED CASH FLOW STATEMENT

	Six months ended		Six months ended
	31 December 2005		31 December 2004
	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the period	1,205		1,002
Taxation	196		390
Share of associates’ profit after taxation	(77)		(71)
Investment income	(5)		(8)
Net interest and finance charges	93		74
Net non-operating exceptional gains	(151)		(218)
Depreciation and amortisation	105		119
Movements in working capital	(463)		(322)
Dividend income	14		20
Other items	40		43

Cash generated from operations		957		1,029
Interest paid		(98)		(168)
Interest received		37		75
Dividends paid to equity minority interests		(20)		(25)
Taxation paid		(118)		(153)

Net cash from operating activities		758		758

Cash flows from investing activities
Net purchase of investments	(1)		(2)
Disposal of property, plant and equipment	2		10
Purchase of property, plant and equipment	(108)		(124)
Disposal of shares in General Mills	651		1,210
Disposal of subsidiaries, associates and businesses	122		13
Purchase of subsidiaries	(207)		(15)

Net cash from investing activities		459		1,092

Cash flows from financing activities
Proceeds from issue of share capital	2		3
Net purchase of own shares for share trusts	(42)		(54)
Own shares repurchased for cancellation	—		(61)
Own shares repurchased for holding as treasury shares	(704)		(292)
Increase/(decrease) in loans	296		(264)
Redemption of guaranteed preferred securities	—		(302)
Equity dividends paid	(529)		(512)

Net cash used in financing activities		(977)		(1,482)

Net increase in cash and cash equivalents		240		368
Exchange differences		12		(66)
Cash and cash equivalents at beginning of the period		729		668

Cash and cash equivalents at end of the period		981		970

Cash and cash equivalents consist of:
Other cash and cash equivalents		1,039		1,082
Bank overdrafts		(58)		(112)

		981		970

NOTES
1. Basis of preparation
For all periods up to and including the year ended 30 June 2005, Diageo prepared its primary financial statements under UK generally accepted accounting principles (UK GAAP). From 1 July 2005, the group is required to prepare its consolidated financial statements in accordance with International Accounting Standards, International Financial Reporting Standards and interpretations of the International Financial Reporting Interpretations Committee (IFRSs) as adopted for use in the European Union (EU). These interim results have been prepared in accordance with IFRSs as expected to be applied in the group’s annual financial results for the year ended 30 June 2006. The group accounting policies applied in these interim results are those available on Diageo’s website, www.diageo.com with exception of the adoption of the amendment to IAS 21 – The effects of changes in foreign exchange rates, the impact of which is outlined below. Further details of the impact of the transition to IFRSs are presented in note 12.
IFRSs are subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance from the International Accounting Standards Board (IASB) and are therefore still subject to change. Accordingly, the information presented here and the format of presentation may be subject to change as standards are endorsed by the EU, new guidance is issued or practice develops.
IFRS 1 — First-time adoption of International Financial Reporting Standards permits certain optional exemptions from full retrospective application of IFRS accounting policies and the following options have been adopted:
•	Business combinations: Business combinations prior to the date of transition have not been restated onto an IFRS basis.

•	Cumulative translation differences: The cumulative translation difference arising on consolidation has been deemed to be zero at the date of transition.

•	Share-based payments: Full retrospective application has been adopted.

•	Financial instruments: The group has adopted the provisions of IAS 39 – Financial instruments: recognition and measurement and IAS 32 — Financial instruments: presentation and disclosure from 1 July 2005. Financial instruments in the year ended 30 June 2005 remain recorded in accordance with previous UK GAAP accounting policies, and the adjustment to IAS 39 is reflected in the balance sheet at 1 July 2005.
The group expects to be able to adopt the amendment to IAS 21 — The effects of changes in foreign exchange rates approved by the IASB in November 2005 in its annual financial statements for the year ending 30 June 2006 and therefore has adopted this amendment in the interim financial statements. Whilst passed by the IASB, this amendment has yet to be endorsed by the European Parliament. This amendment clarifies the accounting treatment for net investments in foreign subsidiaries and for the treatment of foreign exchange differences on monetary items which form part of a reporting entity’s net investment in a foreign operation.
The effect of implementing this amendment is that a number of intra-group financing arrangements are now regarded as part of the group’s net investment in foreign operations and the foreign exchange arising on translation of these balances is recorded in equity. Prior to adoption of the amendment, IAS 21 required the foreign exchange arising on translation of these balances to be taken to income. The effect on implementation of the amendment is to increase the interest charge by £2 million (2004 — decrease of £1 million). Basic and diluted earnings per share for the period ended 31 December 2005 have been decreased by 0.1p (2004 — increased by 0.1p). There is no impact on net assets.
In the process of implementing the amendment to IAS 21, the group reconsidered its interpretation of the wording of the original IAS 21 standard and has identified that other foreign exchange losses of £26 million in the preliminary IFRS information previously published for the period ended 31 December 2004 in respect of intra-group financing arrangements forming part of the group’s net investment in foreign operations were originally charged to income and should have been recognised directly in equity. The group has reclassified these exchange losses resulting in an increase in other finance income of £26 million in the six months ended 31 December 2004. Basic and diluted earnings per share for the period ended 31 December 2004 have been increased by 0.8p. There is no impact on net assets.
This interim financial information is unaudited but has been reviewed by the auditors, KPMG Audit Plc, and their report is reproduced after these notes. The information does not comprise the statutory accounts of the group. The statutory accounts of Diageo plc for the year ended 30 June 2005, which were prepared under UK GAAP, have been filed with the registrar of companies. KPMG Audit Plc have reported on these accounts; their report was unqualified and did not contain any statement under section 237 of the Companies Act 1985.
2. Business and geographical analyses
Business analysis is presented under the categories of Diageo North America, Diageo Europe, Diageo International and Corporate, reflecting the group’s management and internal reporting structure.
Business analysis:

		Six months ended		Six months ended
		31 December 2005		31 December 2004
		Operating		Operating
	Sales	profit/(loss)	Sales	profit/(loss)*
	£ million	£ million	£ million	£ million
North America	1,565	476	1,385	454
Europe	2,221	494	2,244	463
International	1,533	371	1,289	346

	5,319	1,341	4,918	1,263
Corporate	40	(80)	28	(78)

	5,359	1,261	4,946	1,185

Geographical analysis of sales and operating profit by destination:

		Six months ended		Six months ended
		31 December 2005		31 December 2004
		Operating		Operating
	Sales	profit	Sales	profit*
	£ million	£ million	£ million	£ million
Europe	2,292	426	2,296	394
North America	1,581	485	1,405	465
Asia Pacific	561	122	482	120
Latin America	402	106	310	97
Rest of World	523	122	453	109

	5,359	1,261	4,946	1,185

*	Operating profit for the period ended 31 December 2004 is before exceptional operating charges of £16 million.
Sales and operating profit by geographical destination have been stated according to the location of the third party customers.

Certain businesses within Diageo International for internal management purposes have been reported within the appropriate market in the geographical analysis above. Corporate sales and operating loss (principally central costs) are incurred in Europe.
Net corporate operating costs and trading losses increased 3% to £80 million. Corporate revenues and costs are in respect of central costs including finance, human resources and legal as well as certain information system, service centre, facilities and employee costs that are not directly allocated to the geographical operating units. They also include the revenues and costs related to rents receivable in respect of properties not used by Diageo in the manufacture, sale or distribution of premium drinks and the results of Gleneagles Hotel.

	31 December 2005	31 December 2004
	£ million	£ million
Total assets:
North America	994	660
Europe	1,563	1,474
International	1,278	1,159
Moët Hennessy	1,304	1,263
Corporate and other	9,553	10,172

	14,692	14,728

Weighted average exchange rates used in the translation of profit and loss accounts were US dollar — £1 = $1.76 (2004 — £1 = $1.85) and euro — £1 = €1.47 (2004 — £1 = €1.46). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar — £1 = $1.72 (2004 — £1 = $1.92) and euro — £1 = €1.46 (2004 — £1 = €1.42). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.
The Christmas holiday season provides the peak period for sales. Approximately 30% of annual sales volume occurs in the last three months of each calendar year.
3. Interest and other finance charges

	Six months ended	Six months ended
	31 December 2005	31 December 2004
		(restated)
	£ million	£ million
Interest payable	(107)	(135)
Interest receivable	15	57

Net interest	(92)	(78)

Net finance income in respect of post employment plans	10	4
Unwinding of discounts on provisions and debtors	(6)	(3)
Other finance charges	(1)	—

	3	1
Net exchange movements on certain financial instruments	(4)	3

Other finance (charges)/income	(1)	4

4. Exceptional items
Following the implementation of IFRS, the group has decided to continue with its separate presentation of certain items as “exceptional”. These are items which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

	Six months ended	Six months ended
	31 December 2005	31 December 2004
	£ million	£ million
Operating costs
Park Royal brewery accelerated depreciation	—	(14)
Seagram integration costs	—	(6)
Disposal of fixed assets	—	4

	—	(16)

Disposals
Shares in General Mills	151	219
Other	—	(1)

	151	202

5. Income taxes
The £196 million total taxation charge for the six months ended 31 December 2005 comprises a UK tax charge of £50 million and a foreign tax charge of £146 million. Exceptional tax credits amounted to £117 million in the period (2004 — £14 million) reflecting a £110 million increase in the group’s deferred tax assets following agreement of certain brand carrying values with fiscal authorities.
6. Dividends

	Six months ended	Six months ended
	31 December 2005	31 December 2004
	£ million	£ million
Amounts recognised as distributions to equity holders in the period

Final dividend paid for the year ended 30 June 2005 of 18.2p (2004 - 17.0p) per share	529	512

An interim dividend of 11.95 pence per share for the six months ended 31 December 2005 (2004 - 11.35 pence per share) was approved by the Board on 15 February 2006 and as the approval was after the balance sheet date it has not been included as a liability.

7. Movements in total equity

	Six months ended	Six months ended
	31 December 2005	31 December 2004
		(restated)
	£ million	£ million
Total equity at beginning of the period	4,626
Adoption of IAS 39 on 1 July 2005	164

Restated total equity at beginning of the period	4,790	5,229

Profit for the period	1,205	1,002
Dividends paid to equity shareholders	(529)	(512)
Dividends paid to minority interests	(20)	(25)
Exchange adjustments	51	8
Tax on exchange adjustments in reserves	7	—
New share capital issued	2	3
Share trust arrangements	(27)	(42)
Purchase of own shares for cancellation	—	(61)
Purchase of own shares held as treasury shares	(704)	(292)
Actuarial gains on post employment plans	179	—
Redemption of preferred securities (net)	—	(312)
Other recognised losses	(165)	(1)

Net movement in total equity	(1)	(232)

Total equity at end of the period	4,789	4,997

Total equity at the end of the period includes gains of £169 million in respect of cumulative translation differences (2004 — gains of £14 million) and £1,349 million in respect of own shares held as treasury shares (2004 — £292 million).
8. Inventories

	31 December	31 December
	2005	2004
	£ million	£ million
Raw materials and consumables	273	231
Work in progress	22	15
Maturing stocks	1,610	1,484
Finished goods and goods for resale	583	515

	2,488	2,245

9. Reconciliation of movement in net borrowings

	Six months ended	Six months ended
	31 December 2005	31 December 2004
	£ million	£ million
Net borrowings at beginning of the period	(3,706)	(4,156)
Adoption of IAS 39 on 1 July 2005	3	—

Restated net borrowings at beginning of the period	(3,703)	(4,156)

Increase in cash and cash equivalents after exchange	252	302
Cash flow from change in loans	(296)	264

Change in net borrowings from cash flows	(44)	566
Exchange adjustments on borrowings	(162)	98
Other non-cash items	(2)	8

(Increase)/decrease in net borrowings	(208)	672

Net borrowings at end of the period	(3,911)	(3,484)

10. Net borrowings

	31 December	31 December
	2005	2004
	£ million	£ million
Debt due within one year and overdrafts	(1,047)	(2,109)
Debt due after one year	(3,907)	(2,911)
Interest rate swaps	9	—
Obligations under finance leases	(10)	(10)

	(4,955)	(5,030)
Less: Cash and cash equivalents	1,039	1,082
Other liquid resources	14	506
Foreign currency swaps	(9)	(42)

Net borrowings	(3,911)	(3,484)

In the period ended 31 December 2005 the group issued a US$ 750 million global bond repayable in 2015 with a coupon of 5.30% and a US$ 250 million medium term note repayable in 2008 with floating rate coupons. A US$ 500 million bond matured and was repaid in the period.
11. Contingent liabilities and legal proceedings
(i) Guarantees In connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£116 million) until November 2009. Including this guarantee, but net of the amount provided in the consolidated financial statements, the group has given performance guarantees and indemnities to the third parties of £176 million. There has been no material change since 31 December 2005 in the group’s performance guarantees and indemnities.
(ii) Colombian litigation An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies. The complaint alleges several causes of action. Included among the causes of action is a claim that the defendants allegedly violated the Federal RICO Act by facilitating money laundering in Colombia through their supposed involvement in the contraband trade to the detriment of government owned spirits production and distribution businesses. The complaint was amended on 29 December 2004 to add eight additional local Colombian government entities as plaintiffs. Diageo intends to defend itself vigorously against this lawsuit.

(iii) Alcohol advertising litigation At least nine nearly identical putative class actions were filed in state and federal courts in the United States against Diageo plc, Diageo North America Inc and other Diageo entities, along with a large group of other beverage alcohol manufacturers, brewers and importers. All have been brought by the same national counsel. In each action, the plaintiffs seek to pursue their claims on behalf of parents and guardians of people under the legal drinking age who illegally bought alcohol beverages during the period from 1982 to the present.
Plaintiffs allege several causes of action, principally for negligence, unjust enrichment and violation of state consumer fraud statutes. Some complaints include additional claims based on conspiracy, nuisance and on other legal theories.
The litigation is ongoing and Diageo intends to defend itself vigorously against these claims.
(iv) Other The group has extensive international operations and is defendant in a number of legal proceedings incidental to these operations. There are a number of legal claims against the group, the outcome of which cannot at present be foreseen.
Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.
12. Explanation of transition to IFRS
These are the group’s first consolidated interim results for part of the period covered by the first annual consolidated financial statements prepared in accordance with IFRS.
The group has adopted the amendment to IAS 21 and accordingly the results for the comparative period have been restated (see note 1 for further information).
In preparing its IFRS balance sheet at the transition date (1 July 2004), comparative information for the six months ended 31 December 2004 and financial statements for the year ended 30 June 2005, the group has adjusted amounts reported previously in financial statements prepared in accordance with UK GAAP. Set out in the following tables is the UK GAAP to IFRS reconciliation of profit for the period for the six months ended 31 December 2004 and year ended 30 June 2005 and a reconciliation of total equity at 1 July 2004, 31 December 2004 and 30 June 2005.

Reconciliation of profit for the period

	Year ended	Six months ended
	30 June 2005	31 December 2004
	(restated)	(restated)
	£ million	£ million
Profit after taxation under UK GAAP	1,439	908
Reversal of goodwill recycled to income statement on disposal (IAS 38)	247	247
Amortisation of deferred tax assets (IAS 12)	(267)	(149)
Foreign exchange differences on inter-company funding loans (IAS 21)	(8)	3
Share based payments (IFRS 2)	(9)	(4)
Other	(3)	(3)

Profit for the period under IFRS	1,399	1,002

Reconciliation of total equity

	30 June	31 December	1 July
	2005	2004	2004
	£ million	£ million	£ million
Total shareholders’ funds and minority interests under UK GAAP	3,834	4,284	4,183
Valuation of net post employment benefit liability (IAS 19)	(52)	(58)	(54)
Net deferred tax asset on brands and group re-organisations (IAS 12)	423	548	706
De-recognition of final dividend creditor (IAS 10)	530	336	513
Elimination of revaluation reserve (IAS 16)	(111)	(111)	(113)
Other	2	(2)	(6)

Total equity under IFRS	4,626	4,997	5,229

Net impact of implementation of IAS 39	164

Total equity under IFRS at 1 July 2005	4,790

In accordance with the exemption available in IFRS 1, the group has adopted IAS 39 – Financial instruments recognition and measurement and IAS 32 — Financial instruments presentation and disclosure with effect from 1 July 2005, the principal impact of these standards being to change the carrying value of financial instruments in the group’s financial statements. The impact of adoption of these standards on the balance sheet at 1 July 2005 (date of adoption) is set out in the following table:

	30 June	Impact of	1 July	31 December
	2005	IAS 39	2005	2005
	£ million	£ million	£ million	£ million
Non-current assets
Investments in associates	1,261	(6)	1,255	1,347
Other investments	719	148	867	66
Deferred tax assets	778	10	788	705
Other financial assets		96	96	96
Other non-current assets	6,422	70	6,492	6,766

	9,180	318	9,498	8,980
Current assets	4,741	—	4,741	5,712

Total assets	13,921	318	14,239	14,692
Current liabilities	(3,615)	41	(3,574)	(3,938)
Non-current liabilities
Borrowings	(3,677)	(67)	(3,744)	(3,907)
Other financial liabilities		(128)	(128)	(149)
Other non-current liabilities	(2,003)	—	(2,003)	(1,909)

	(5,680)	(195)	(5,875)	(5,965)
Total liabilities	(9,295)	(154)	(9,449)	(9,903)

Net assets	4,626	164	4,790	4,789

Equity
Other reserves	5,400	123	5,523	5,409
Retained deficit	(941)	41	(900)	(817)

Equity attributable to equity shareholders of the company	4,459	164	4,623	4,592
Minority interests	167	—	167	197

Total equity	4,626	164	4,790	4,789

The group accounting policies applied to the financial information for the six months ended 31 December 2005, the comparative information for the six months ended 31 December 2004, the financial statements for the year ended 30 June 2005, and the preparation of an opening balance sheet at 1 July 2004 (the group’s date of transition), are available on Diageo’s website, www.diageo.com with the exception of the adoption of the amendment to IAS 21, the impact of which is outlined in note 1.

INDEPENDENT REVIEW REPORT TO DIAGEO PLC
Introduction
We have been engaged by the company to review the financial information set out on pages 18 to 30 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.
This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.
Directors’ responsibilities
The interim report, including the financial information contained therein, is the responsibility of and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.
As disclosed in note 1 to the financial information, the next annual financial statements of the group will be prepared in accordance with IFRSs adopted for use in the European Union.
The accounting policies that have been adopted in preparing the financial information are consistent with those that the directors currently intend to use in the next annual financial statements. There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with those IFRSs adopted for use by the European Union. This is because, as disclosed in note 1, the directors have anticipated that the amendment to IAS 21 — The effects of changes in foreign exchange rates, which has yet to be formally adopted for use in the EU, will be so adopted in time to be applicable to the next annual financial statements.
Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.
Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 December 2005.
KPMG Audit Plc
Chartered Accountants
London, England
15 February 2006

ADDITIONAL INFORMATION FOR SHAREHOLDERS
EXPLANATORY NOTES
Definitions
Unless otherwise stated, percentage movements given throughout this announcement for volume, sales, net sales after deducting excise duties, marketing and operating profit are organic movements (at level exchange rates and after adjusting for acquisitions and disposals) for continuing operations. They are before exceptional items. Comparisons are with the equivalent period in the last financial year. For an explanation of organic movements please refer to Diageo’s annual report for the year ended 30 June 2005 and ‘Reconciliation to GAAP measures’ in this announcement.
Volume has been measured on an equivalent units basis to nine litre cases of spirits. An equivalent unit represents one nine litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products, other than spirits, to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine litre cases divide by five and ready to drink in nine litre cases divide by 10.
Net sales are sales less excise duties.
Exceptional items are those that in management’s judgement need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. Such items are included within the income statement caption to which they relate.
References to ready to drink include flavoured malt beverages in the United States. References to Smirnoff ready to drink include Smirnoff Ice, Smirnoff Black Ice, Smirnoff Twisted V, Smirnoff Mule, Smirnoff Spin, Smirnoff Caesar and Smirnoff Signatures. References to Smirnoff Black Ice include Smirnoff Ice Triple Black in the United States.
Volume share is a brand’s volume when compared to the volume of all brands in its segment. Value share is a brand’s retail sales when compared to the retail sales of all brands in its segment. The share data contained in this announcement is taken from independent industry sources in the markets in which Diageo operates. Unless otherwise stated, share refers to volume share.
Share of voice is the media spend of a particular brand when compared to all brands in its segment. The share of voice data in this announcement is taken from independent industry sources in the markets in which Diageo operates.
This announcement contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. Please refer to page 40 -‘Cautionary statement concerning forward-looking statements’ for more details.
This announcement includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for its use.

Reconciliation to GAAP measures
(i) Organic movement
Organic movement in volume, sales, net sales after deducting excise duties, operating profit before exceptional items and basic earnings per share are measures not specifically used in the consolidated financial statements themselves (non-GAAP measures). The performance of the group is discussed using these measures.
In the discussion of the performance of the business, certain information is presented using sterling amounts on a constant currency basis. This strips out the effect of foreign exchange rate movements and enables an understanding of the underlying performance of the market that is most closely influenced by the actions of that market’s management. The risk from foreign exchange is managed centrally and is not a factor over which local managers have any control.
Acquisitions and disposals also impact the reported performance and therefore the reported movement in any period in which they arise. Management adjusts for the impact of such transactions in assessing the performance of the underlying business.
The underlying performance on a constant currency basis and excluding the impact of acquisitions and disposals is referred to as ‘organic’ performance. Organic movement calculations enable the reader to focus on the performance of the business which is common to both periods.
Organic movement in volume, sales, net sales after deducting excise duties, and operating profit before exceptional items
Diageo’s strategic planning and budgeting process is based on organic movement in volume, sales, net sales after deducting excise duties and operating profit before exceptional items, and these measures closely reflect the way in which operating targets are defined and performance is monitored by the group’s management. Therefore organic movement measures most closely reflect the way in which the business is managed.
These measures are chosen for planning, budgeting, reporting and incentive purposes since they represent those measures which local managers are most directly able to influence and they enable consideration of the underlying business performance without the distortion caused by fluctuating exchange rates, acquisitions and disposals.
The group’s management believes these measures provide valuable additional information for users of the financial statements in understanding the group’s performance since they provide information on those elements of performance which local managers are most directly able to influence and focus on that element of the core brand portfolio which is common to both periods. They should be viewed as complementary to, and not a replacement for, the comparable GAAP measures: sales, net sales after deducting excise duties and reported movements in individual income statement captions. These GAAP measures reflect all of the factors which impact on the business.
The organic movement calculations for volume, sales, net sales after deducting excise duties and operating profit before exceptional items for the six months ended 31 December 2005 were as follows:

1. Volume

			Organic
	2004	Acquisitions	movement	2005	Organic
	units	units	units	units	movement
	million	million	million	million	%
North America	24.5	0.1	0.9	25.5	4
Europe	23.8	0.2	—	24.0	—
International	20.6	0.2	2.3	23.1	11

Total	68.9	0.5	3.2	72.6	5

2. Sales

				Acquisitions			Organic
	2004(1)			and	Organic	2005	movement
	Reported	Transfers(2)	Exchange(3)	disposals(4)	movement	Reported	(a)
	£ million	£ million	£ million	£ million	£ million	£ million	%
North America	1,385	—	60	23	97	1,565	7
Europe	2,244	(8)	(14)	3	(4)	2,221	—
International	1,289	—	36	10	198	1,533	15
Corporate	28	8	—	—	4	40	11

Total	4,946	—	82	36	295	5,359	6

3. Net sales after deducting excise duties

				Acquisitions			Organic
	2004(1)			and	Organic	2005	movement
	Reported	Transfers(2)	Exchange(3)	disposals(4)	movement	Reported	(a)
	£ million	£ million	£ million	£ million	£ million	£ million	%
North America	1,168		49	22	90	1,329	7
Europe	1,450	(8)	(15)	(4)	(15)	1,408	(1)
International	1,028		22	8	125	1,183	12
Corporate	28	8	—	—	4	40	11

Total	3,674	—	56	26	204	3,960	5

Excise duties	1,272					1,399

Sales	4,946					5,359

4. Operating profit before exceptional items (b)

				Acquisitions			Organic
	2004(1)			and	Organic	2005	movement
	Reported	Transfers(2)	Exchange(3)	disposals(4)	movement	Reported	(a)
	£ million	£ million	£ million	£ million	£ million	£ million	%
North America	454	—	(2)	3	21	476	5
Europe	463	(4)	(3)	8	30	494	7
International	346	(2)	(14)	1	40	371	12
Corporate	(78)	6	—	—	(8)	(80)	(11)

Total	1,185	—	(19)	12	83	1,261	7

Notes — Information relating to the current period
(1)	Results for 2004 have been restated for the impacts of implementing IFRS.

(2)	Transfers represents the reallocation of the Guinness Storehouse visitor centre in Dublin from Europe into the corporate business segment and the transfer of the costs relating to a global information technology project from Corporate into Europe and International.

(3)	The exchange adjustments for sales, net sales after deducting excise duties and operating profit before exceptional items are principally in respect of the US dollar.

(4)	Acquisitions in the period ended 31 December 2005 are only in respect of the acquisition of The Old Bushmills Distillery Company Limited. Acquisitions impacting the calculation of organic growth in the period were in respect of the acquisition of The Chalone Wine Group (North America), Ursus Vodka Holdings B.V. (Europe) and Ghana Breweries Limited (International). Disposals affecting the period are only the disposal of United Beverages Limited (Europe) which contributed sales, net sales after deducting excise duties and operating profit before exceptional items of £16 million, £16 million and £nil respectively in the six months ended 31 December 2004.
Notes — Information relating to the organic movement calculations
a)	The organic movement percentage is the amount in the column headed ‘Organic movement’ in the table above expressed as a percentage of the aggregate of the columns headed 2004 Reported, Transfers, Exchange and the values for disposals (see note 4 above) from the column headed Acquisitions and disposals. The inclusion of the column headed Exchange in the organic movement calculation reflects the adjustment to exclude the effect of exchange rate movements by recalculating the prior period results as if they had been generated at the current period’s exchange rates. Organic movement percentages are calculated as the organic movement amount in £ million, expressed as the percentage of the prior period results at current year exchange rates and after adjusting for disposals. The basis of calculation means that the results used to measure organic movement for a given period will be adjusted when used to measure organic movement in the subsequent period.

b)	Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current period, the group, in organic movement calculations, adjusts the results for the comparable prior period to exclude the amount the group earned in that period that it could not have earned in the current period (i.e. the period between the date in the prior period, equivalent to the date of the disposal in the current period, and the end of the prior period). As a result, the organic movement numbers reflect only comparable performance. Similarly, if a business was disposed of part way through the equivalent prior period then its contribution would be completely excluded from that prior period’s performance in the organic movement calculation, since the group recognised no contribution from that business in the current period. In the calculation of operating profit before exceptional items the overheads included in disposals were only those directly attributable to the businesses disposed, and do not result from subjective judgements of management. For acquisitions, a similar adjustment is made in the organic movement calculations. For acquisitions subsequent to the end of the equivalent prior period, the post acquisition results in the current period are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in full in the prior period but are only included from the anniversary of the acquisition date in the current period.

c)	A further adjustment in organic movement is made to exclude the effect of exchange rate movements by recalculating the prior period’s results as if they had been generated at the current period’s exchange rates.

Organic movement in earnings per share
The group’s management believes basic earnings per share on a reported and organic movement basis, provides valuable additional information for users of the financial statements in understanding the group’s overall performance. The group’s management believe that the comparison of movements on both a reported and organic basis provides information as to the individual components of the movement in basic earnings per share being: the impact of exceptional items, fluctuating exchange rates, acquisitions and disposals arising in the period and changes in the effective rate of tax. These measures should be viewed as complementary to, and not a replacement for, the comparable GAAP measures such as basic and diluted earnings per share and reported movements thereon. These GAAP measures reflect all of the factors which impact on the business.
The organic movement calculation in earnings per share for the six months ended 31 December 2005 was as follows:

	p per share (5)
Reported basic eps for period ended 31 December 2004	32.2
Exceptional items (1)	(7.2)

Basic eps before exceptional items for period ended 31 December 2004	25.0
Disposals (2) (a)	0.3
Exchange (3) (d)	(1.1)
Tax equalisation to 25% (4)	3.9

Restated basic eps for period ended 31 December 2004	28.1

Reported basic eps for period ended 31 December 2005	40.4
Exceptional items (1)	(9.3)
Acquisitions (2) (b)	(0.1)
Exchange (3) (d)	0.1

Basic eps before exceptional items for the period ended 31 December 2005	31.1

Reported basic eps movement amount	8.2	p
Basic eps before exceptional items movement amount	6.1	p
Organic movement amount (c)	3.0	p
Reported basic eps growth	25%
Basic eps before exceptional items growth	24%
Organic growth (c)	11%
Notes — Information relating to the current period
1)	The exceptional items (after tax and attributable to equity shareholders) reported by the group for the period ended 31 December 2005 were a gain of £268 million (2004 – a gain of £216 million) equating to 9.3 pence per share for the period ended 31 December 2005 and 7.2 pence per share for the period ended 31 December 2004.

2)	Acquisitions in the period ended 31 December 2005 are in respect of the acquisition of The Old Bushmills Distillery Company Limited. Acquisitions impacting the calculation of organic growth in the period were in respect of the acquisition of The Chalone Wine Group (North America), Ursus Vodka Holdings B.V. (Europe) and Ghana Breweries Limited (International). Disposals affecting the period are the disposal of United Beverages Limited (Europe) and the impact of the disposal of 25 million shares of the common stock of General Mills. Acquisitions contributed 0.1 pence per share for the period ended 31 December 2005.

3)	Exchange — The exchange adjustments for operating profit before exceptional items, net finance charges and taxation before exceptional items are principally in respect of the US dollar. Transaction exchange adjustments are taxed at the effective tax rate for the period. Exchange had an adverse impact of 0.1 pence per share for the period ended 31 December 2005.

4)	Tax equalisation — the impact of equalising the effective rate of tax on profit before exceptional items and tax from the reported rate to 25%. The group’s underlying effective rate of tax before exceptional items is expected to be 25%.

This adjustment is expected to be applied in the financial year ending 30 June 2006 only. The group adopted IFRS in the period ended 31 December 2005 and the group’s results for the period ended 31 December 2004 have been restated from UK GAAP to IFRS. Under IFRS the effective rate of tax on profit before exceptional items for the period ended 31 December 2004 was 34%, the equivalent rate under UK GAAP was 24%. The increase in the effective tax rate under IFRS arose primarily as a result of the implementation of IAS 12 — Income taxes in respect of the recognition of movements in deferred tax.

5)	All amounts are derived from amounts in £ million divided by the weighted average number of shares in issue for the period to 31 December 2005 of 2,886 million (2004 — 2,999 million).
Notes — Information relating to the organic movement calculations
a)	Where a business, brand, brand distribution right or agency agreement or investment was disposed of, or terminated, in the current period, the group, in organic movement calculations, adjusts the profit for the period attributable to equity shareholders for the comparable prior period to exclude the following: i) the amount the group earned in that period that it could not have earned in the current period (i.e. the period between the date in the prior period, equivalent to the date of the disposal in the current period, and the end of the prior period), ii) a capital return in respect of the reduction in interest charge had the disposal proceeds been used entirely to reduce borrowings, and iii) taxation at the rate applying in the jurisdiction in which the asset or business disposed was domiciled. As a result, the organic movement numbers reflect only comparable performance. Similarly, if a business or investment asset was disposed of part-way through the equivalent prior period then its impact on the profit for the year attributable to equity shareholders (i.e. after adjustment for a capital return from use of the proceeds of the disposal to reduce borrowings and tax at the rate applying in the jurisdiction in which the asset or business disposed was taxed) would be completely excluded from that prior period’s performance in the organic movement calculation, since the group recognised no contribution from that business in the current period.

b)	Where a business, brand, brand distribution right or agency agreement or investment is acquired subsequent to the end of the equivalent prior period, the group, in organic movement calculations adjusts the profit for the current period attributable to equity shareholders to exclude the following: i) the amount the group earned in the current period that it could not have earned in the prior period, ii) a capital charge in respect of the increase in interest charge had the acquisition been funded entirely by an increase in borrowings, and iii) taxation at the rate applying in the jurisdiction in which the business acquired is domiciled. As a result, the organic movement numbers reflect only comparable performance. Similarly, if a business or investment asset was acquired part way through the equivalent prior period then its impact on the profit for the year attributable to equity shareholders (i.e. after adjustment for a capital charge for the funding of the acquisition and tax at the rate applying in the jurisdiction in which the acquired business is taxed) would be adjusted in that prior period’s performance in the organic movement calculation, since the group recognised a full period’s contribution from that business in the current period.

c)	Organic movement percentages for basic earnings per share are calculated as the organic movement amount in pence (p), expressed as the percentage of the prior period results at current year exchange rates, and after adjusting for exceptional items, tax equalisation and acquisitions and disposals. The basis of calculation means that the results used to measure organic movement for a given period will be adjusted when used to measure organic movement in the subsequent period.

d)	The exchange effects of IAS 21 in respect of short term intercompany funding balances as recognised in other finance charges / income are removed from both the current and prior period as part of the organic movement calculation.
(ii) Free cash flow
Free cash flow is a non-GAAP measure that comprises net cash from operating activities as well as the net purchase and disposal of investments and property, plant and equipment that form part of net cash from investing activities. The group’s management believe the measure assists users of the financial statements in understanding the group’s cash generating performance as it comprises items that arise from the running of the ongoing business.

The remaining components of net cash from investing activities that do not form part of free cash flow, as defined by the group’s management, relate to the purchase and disposal of subsidiaries, associates and businesses. The group’s management regards the purchase and disposal of property, plant and equipment as ultimately non-discretionary since ongoing investment in plant and machinery is required to support the day-to-day operations, whereas purchases and disposals of businesses are discretionary. However, free cash flow does not necessarily reflect all amounts that the group either has a constructive or legal obligation to incur. Where appropriate, separate discussion is given for the impacts of acquisitions and disposals of businesses, equity dividends and purchase of own shares – each of which arises from decisions that are independent from the running of the ongoing underlying business.

The free cash flow measure is also used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.
(iii) Return on average total invested capital
Return on average total invested capital is a non-GAAP measure that is used by management to assess the return obtained from the group’s asset base. This measure is not specifically used in the consolidated financial statements, but is calculated to aid comparison of the performance of the business.
The profit used in assessing the return on total invested capital reflects the operating performance of the business after the effective tax rate for the period stated before exceptional items and interest. Average total invested capital is calculated using the average derived from the consolidated balance sheets at the beginning and the end of the period. Capital employed comprises net assets for the period, excluding post employment benefit liabilities (net of deferred tax) and net borrowings. This average total invested capital is aggregated with restructuring and integration costs net of tax, which have been charged to exceptional items, and goodwill written off to reserves at 1 July 2004 being the date of transition to IFRS.
Calculations for the return on average total invested capital for the six months ended 31 December 2005 and 31 December 2004 were as follows:

	2005	2004
	£ million	£ million
Operating profit before exceptional items	1,261	1,185
Associates after interest and taxation	77	71
Dividends receivable from investments	5	8
Effective tax rate 25% (2004 — 25%)*	(336)	(316)

	1,007	948

Average net assets	5,671	5,880
Average net borrowings	3,807	3,820
Average integration costs (net of tax)	931	916
Average goodwill	1,562	1,562

Average total invested capital	11,971	12,178

Return on average total invested capital	16.8%	15.6%

*	The effective tax rate for 2004 has been adjusted to 25% to achieve a comparable measure in the year of IFRS adoption (2004 effective tax rate under IFRS was 34%)
(iv) Economic profit
Economic profit is a non-GAAP measure that is used by management to assess the group’s return from its asset base compared to a standard cost of capital charge. The measure is not specifically used in the consolidated financial statements, but is calculated to aid comparison of the performance of the business.
The profit used in assessing the return from the group’s asset base and the asset base itself are the same as those used in the calculation for the return on average total invested capital (see (iii) above). The standard capital charge applied to the average total invested capital is currently 9%, being management’s assessment of a constant minimum level of return that the group expects to generate from its asset base. Economic profit is calculated as the difference between the standard capital charge on the average invested assets and the actual return achieved by the group on those assets.
Calculations for economic profit for the six months ended 31 December 2005 and 31 December 2004 were as follows:

	2005	2004
	£ million	£ million
Average total invested capital (see (iii) above)	11,971	12,178

Operating profit before exceptional items	1,261	1,185
Associates after interest and taxation	77	71
Dividends receivable from investments	5	8
Effective tax rate 25% (2004 — 25%)*	(336)	(316)

	1,007	948
Capital charge at 9% of average total invested capital (50% half year)	(539)	(548)

Economic profit	468	400

*	The effective tax rate for 2004 has been adjusted to 25% to achieve a comparable measure in the year of IFRS adoption (2004 effective tax rate under IFRS was 34%)

Cautionary statement concerning forward-looking statements
This document contains statements with respect to the financial condition, results of operations and business of Diageo and certain of the plans and objectives of Diageo with respect to these items. These forward-looking statements are made pursuant to the ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing to Diageo, anticipated cost savings or synergies and the completion of Diageo’s strategic transactions, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.
These factors include, but are not limited to:
•	increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;

•	the effects of future business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or costs savings;

•	Diageo’s ability to complete existing or future acquisitions and disposals;

•	legal and regulatory developments, including changes in regulations regarding consumption of, or advertising for, beverage alcohol, changes in accounting standards, taxation requirements, such as the impact of excise tax increases with respect to the business, environmental laws and the laws governing pensions;

•	developments in the alcohol advertising class actions and any similar proceedings or other litigation directed at the drinks and spirits industry;

•	developments in the Colombian litigation and any similar proceedings;

•	changes in consumer preferences and tastes, demographic trends or perception about health related issues;

•	changes in the cost of raw materials and labour costs;

•	changes in economic conditions in countries in which Diageo operates, including changes in levels of consumer spending;

•	levels of marketing, promotional and innovation expenditure by Diageo and its competitors;

•	renewal of distribution rights on favourable terms when they expire;

•	termination of existing distribution rights on agency brands;

•	technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and

•	changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations, which may affect Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results.
All oral and written forward-looking statements made on or after the date of this announcement and attributable to Diageo are expressly qualified in their entirety by the above factors and the ‘risk factors’ contained in the annual report on Form 20-F for the year ended 30 June 2005 filed with the US Securities and Exchange Commission. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it files with the US Securities and Exchange Commission.
The information in this announcement does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any other invitation or inducement to engage in investment activities.
This document includes disclosure about Diageo’s debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.
Past performance cannot be relied upon as a guide to future performance.

For further information
Diageo’s interim results presentation to analysts and investors will be broadcast at 09.30 (UK time) on Thursday 16 February 2006. The presentation will be available on the Diageo website www.diageo.com and also at www.cantos.com. Prior to the event the presentation slides will also be available to download from Diageo’s home page.
You will be able to listen to a live broadcast of the presentation and to the question and answer session. The number to call is:

France	+33 1 70 75 00 02
Germany	+49 69 2222 52100
Ireland	+353 1 246 0034
Netherlands	+31 20 710 0075
Spain	+34 91 414 15 45
UK	+44 20 7019 0810
USA (toll free)	1 877 951 7311
Passcode: Diageo results
After the presentation the slides and accompanying text will be available to download from Diageo’s homepage.
You will be able to view a recording of the presentation and question and answer session on the Diageo website from 14.00 (UK time) on the day. This facility will be available until 16 March 2006.
A press conference will take place beginning at 12.30 (UK time) on Thursday 16 February and will be broadcast live from a link on www.diageo.com.
Diageo management will host a conference call for analysts and investors at 15.00 (UK time) on Thursday 16 February 2005. Call this number to participate:

France	+33 1 70 75 00 02
Germany	+49 69 2222 52100
Ireland	+353 1 246 0034
Netherlands	+31 20 710 0075
Spain	+34 91 414 15 45
UK	+44 20 7019 0810
USA (toll free)	1 877 951 7311
Passcode: Diageo results
The teleconference will be available on instant replay from 17.00 (UK time) and will be available until 16 March 2005. The number to call is:

UK/Europe	+44 20 7970 4974
USA/Canada	+1 203 369 4770

Investor enquiries to:	Catherine James	+44 (0) 20 7927 5272
	Sandra Moura	+44 (0) 20 7927 4326
Investor.relations@diageo.com

Media enquiries to:	Isabelle Thomas	+44 (0) 20 7927 5967
	Jennifer Crowl	+44 (0) 20 7927 5749
Media@diageo.com

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:21 16-Feb-06
Number	5580Y
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 700,000 ordinary shares at a price of 868.45 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 192,059,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,858,606,131.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:37 17-Feb-06
Number	6191Y
Diageo plc
17 February 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 500,000 ordinary shares at a price of 879.14 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 192,559,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,858,118,305.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR
Shareholding

Released	15:20 20-Feb-06
Number	PRNUK-2002

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 3.1.4 OF
THE DISCLOSURE RULES
The notifications listed below are each in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and, in respect of directors of Diageo plc only, Section 324 of the Companies Act 1985.
1. Diageo plc (the ‘Company’) announces that on 17 February 2006 it received notification from the trustee of the Diageo Employee Benefit Trust (the ‘Employee Benefit Trust’) as detailed below. The Employee Benefit Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries and operates primarily in conjunction with the Company’s Long Term Incentive Plan, now called the Total Shareholder Return Plan (the ‘Plan’), approved by shareholders on 11 August 1998.
a) Bailhache Labesse Trustees Limited, as trustee of the Employee Benefit Trust (‘the Trustee’), had, on 17 February 2006, released ordinary shares of 28 101/ 108 pence of the Company (‘Ordinary Shares’) to participants under the Plan at a level of 61.1% as follows:

Date of Transaction	No. of Ordinary Shares
17.02.2006	421,335
including Ordinary Shares transferred to directors and Persons Discharging Managerial Responsibility (‘PDMR’), receiving awards released under the Plan, as follows:

Name of Director	No. of Ordinary Shares

NC Rose	52,896
PS Walsh	91,994
Name of PDMR	No. of Ordinary Shares
S Fletcher	25,114
J Grover	21,556
A Morgan	25,355
G Williams	22,393
The awards were made on 21 February 2003. The balance of each award has lapsed.
b) the Trustee had, on 17 February 2006, made the following sale of Ordinary Shares to meet the requirement to reimburse the Company for PAYE tax and National Insurance liabilities on awards released under the Plan:

Date of Transaction	No. Ordinary Shares Sold	Sale Price of Ordinary Shares
17.2.2006	96,778	£8.783
including Ordinary Shares sold on behalf of directors and PDMRs, as follows:

Name of Director	No. Ordinary Shares Sold	Sale Price of Ordinary Shares
NC Rose	21,688	£8.783
PS Walsh	37,718	£8.783
Name of PDMR
S Fletcher	10,297	£8.783
J Grover	8,838	£8.783

G Williams	9,182	£8.783
2. Mr PS Walsh notified the Company that on 17 February 2006 he sold 49,276 Ordinary Shares at a price per share of £8.70. Therefore he has retained 5,000 of the shares released to him under the Plan, as announced in 1. a) above.
3. Mr PS Walsh notified the Company that on 17 February 2006:
a) he exercised options over 75,000 Ordinary Shares granted on 20 December 1999 at a price per share of £5.18 under the Company `s Senior Executive Share Option Plan; and
b) he sold 72,500 Ordinary Shares at a price per share of £8.785.
Mr Walsh will retain ownership of the balance of 2,500 Ordinary Shares.
4. The Company announces that it received a notification from the Trustee on 17 February 2006 that as a result of the transactions detailed above in 1 and 3, the total holding of the Employee Benefit Trust amounts to 6,616,413 Ordinary Shares.
5. As a result of the above release of awards and sales, the interests of directors and PDMRs in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares
N C Rose	285,867
P S Walsh	760,953
Name of PDMR	Number of Ordinary Shares
S Fletcher	112,413
J Grover	149,934
A Morgan	141,425

G Williams	182,844*

(* of which 5,423 are held in the form of ADS. 1 ADS is the equivalent of 4 Ordinary Shares.)
20 February 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:50 20-Feb-06
Number	6834Y
Diageo plc
20 February 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 400,000 ordinary shares at a price of 878.20 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 192,959,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,857,718,305.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:02 21-Feb-06
Number	7461Y
Diageo plc
21 February 2006

Diageo plc announces that it has today purchased through Goldman Sachs International 700,000 ordinary shares at a price of 877.35 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 193,659,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,857,024,932.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR
Shareholding
Released	14:52 22-Feb-06
Number	PRNUK-2202

TO:	Regulatory Information Service
PR Newswire
RE:	PARAGRAPH 3.1.4 OF
THE DISCLOSURE RULES
The notifications listed below were received under Paragraph 3.1.2 of the
Disclosure Rules.
1. Diageo plc (the ‘Company’) announces that on 21 February 2006 it received notification that Persons Discharging Managerial Responsibility (‘PDMR’) had American Depositary Shares (‘ADS’) released to them as follows.
On 17 February 2006, Bailhache Labesse Trustees Limited, as trustee of the Diageo Employee Benefit Trust (‘the Trustee’), released ADSs to PDMRs, at a level of 61.1%, as below. The ADSs were released under the Company’s Long Term Incentive Plan, now called the Total Shareholder Return Plan (the ‘Plan’) that was approved by shareholders on 11 August 1998. The Diageo Employee Benefit Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries and operates primarily in conjunction with the Plan.

Name of PDMR	No. of ADSs
R Malcolm	8,578
I Menezes	10,976
T Proctor	10,943
The awards were made on 21 February 2003. The balance of each award has lapsed.
2. Following the above release of awards, the interests of PDMRs in the Company’s Ordinary Shares and ADSs (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of PDMR	Number of Ordinary Shares
I Menezes	240,742*
Name of PDMR	Number of ADSs
R Malcolm	26,728
T Proctor	51,605

(* of which 36,936 are held in the form of ADS. 1 ADS is the equivalent of 4 Ordinary Shares.)
22 February 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:57 22-Feb-06
Number	8127Y
Diageo plc — Transaction in Own Shares

22 February 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 650,000 ordinary shares at a price of 874.46 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options granted under the Company’s Employee Benefit Trusts.
Following the above purchase, the Company holds 194,309,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,856,377,534.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:19 23-Feb-06
Number	8760Y
Diageo plc
23 February 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 700,000 ordinary shares at a price of 874.86 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 195,009,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,855,685,677.
END

Company	Diageo PLC

TIDM	DGE
Headline	Transaction in Own Shares
Released	18:12 24-Feb-06
Number	9489Y
Diageo plc
24 February 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 700,000 ordinary shares at a price of 875.12 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 195,709,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,854,985,911.
END

Company	Diageo PLC
TIDM	DGE
Headline	Strategic partnership
Released	09:18 27-Feb-06
Number	9599Y
27 February 2006
DIAGEO AND A 1, AN ALFA GROUP COMPANY, CREATE STRATEGIC
PARTNERSHIP FOR EXPANSION IN RUSSIA
Diageo and an Alfa Group company, A 1 Group Limited, the owner of the Smirnov Trading House announce that they have signed an agreement to form a joint venture company to market, sell and distribute spirits in Russia. It is anticipated that the joint venture will become fully operational in July 2006. The joint venture is conditional on, among other things, receipt of regulatory clearance from the Russian anti-monopoly authorities.
Through the joint venture with A 1, Diageo, the world’s leading premium spirits company, acquires a majority interest in the fast growing Smirnov brand and business which will form the basis of the new operation in Russia. The Smirnov brand will join Diageo’s portfolio within the newly formed company.
The future joint venture company will be owned 75% by Diageo and 25% by A 1 with both parties contributing to the strategic management of the joint venture’s distribution entity in Russia, Diageo Distribution ZAO. This company will be the exclusive distributor of Diageo spirits brands and the Smirnov vodka brand in Russia. It will be a strong sales and marketing organisation, capable of accelerating growth across the entire spirits brands portfolio with operations in Moscow and major cities across Russia.
On completion of the transaction, Diageo will pay to Alfa Group a total of US$50 million for its interest in the joint venture. The transaction is expected to meet Diageo’s usual financial investment criteria.
Alison Forrestal, General Manager, Diageo Russia, will be appointed General Director of Diageo Distribution, and Andrey Kravets, currently General Manager Smirnov Trading House, will be appointed Deputy General Director.
The new business will represent a strong presence in Russia. When fully operational, it is expected to employ between 250-300 people, resourced from the current businesses with additional employees recruited from the Russian market. The increased focus behind the brands is expected to improve growth. Completion of the transaction will also unite the Smirnoff / Smirnov brands under common ownership.
Andrew Morgan, President Europe, Diageo plc says, “This joint venture represents a significant step in Diageo’s strategy to invest in the markets we have identified for future growth — strengthening our existing presence here in Russia. A 1 has significant experience of partnering with companies in Russia. Combining this with Diageo’s expertise in spirits’ marketing means that this venture creates a strong foundation for our joint ambition to become the leading spirits business in this market. Following a successful distributor relationship with Roust Inc, we are keen to take our investment in Russia to the next stage.”
Igor Baranovsky, Managing Director of A 1, says, “The joint venture combines the potentials of the Alfa Group, the leading Russian investor, and Diageo, the world’s leading premium spirits company. This marks the appearance of a new player with an extremely promising future. Diageo is a very strong partner, with exemplary business philosophy, and a highly professional team. As for the Smirnov vodka brand and business – it’s a very attractive asset for strategic investment. Building the Smirnov brand will now acquire a new emphasis. Legendary Smirnoff and Smirnov, with their unique Russian heritage are uniting, in an outstanding portfolio. This opens new horizons for their future growth.”
-Ends-
Contacts
Investor enquiries: Catherine James +44 (0)20 7927 5272 investor.rel@diageo.com
For further information please contact:

Isabelle Thomas	Elena Kuznetsova

Diageo plc	Diageo Russia

+44 207 927 5967	+7 495 961 25 47

isabelle.thomas@diageo.com	Elena.kuznetsova@diageo.com

Vera Bragina

Smirnov Trading House	À 1 Investment Company

+7 9055881568	+ 7 495 976 00 66

vera_bragina@tdsmirnov.ru	pr@a-1.ru
Notes to editors
Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Johnnie Walker, Guinness, Baileys, J&B, Captain Morgan, Cuervo, Tanqueray, Crown Royal and Beaulieu Vineyard and Sterling Vineyards wines.

Diageo is a global company, trading in over 180 markets around the world and listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). We employ over 20,000 people worldwide with offices in around 80 countries. We have manufacturing facilities across the globe including Great Britain, Ireland, United States, Canada, Spain, Italy, Africa, Latin America, Australia, India and the Caribbean. Diageo was formed in 1997, following the merger of Guinness and GrandMet and is headquartered in London. The word Diageo comes from the Latin for day (dia) and the Greek for world (geo). We take this to mean every day, everywhere, people celebrate with our brands.
For more information about Diageo, its people, brands and performance, visit us at www.diageo.com
A 1, a subsidiary of Alfa Group, is the key investment division of the largest Russian consortium.
A 1 typically focuses on value-oriented, longer-term investment projects. Its objective is releasing the potential of portfolio companies through strategic management, consolidation, restructuring assets, crisis management and other aspects of corporate business development.
A 1’s long-term interests are in the creation of sustainable competitive businesses via the introduction of modern management systems.
A 1’s professionals have unique experience of successful projects in various industries: Alfa Group strategic assets (Alfa Bank, TNK, national retail chain Perekryostok, Vimpelcom and Megaphone — the largest Russian telecommunications operators), as well as establishment of new businesses in oil and gas, metallurgy, pulp and paper industry, agribusiness, FMCG sector, etc.
The Smirnov Trading House, one of the A 1’s FMCG assets, was set up in Moscow in 2002 to resume production of vodka from recipes of the Russia’s famous wine maker Petr Arseniyevich Smirnov (1831 – 1898). In 2005, The Smirnov Trading House introduced the new collection of alcoholic beverages to the Russian market so that production and sales volumes have increased four and a half times compared to 2004.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:36 27-Feb-06
Number	0142Z
Diageo plc
27 February 2006

Diageo plc announces that it has today purchased through Goldman Sachs International 600,000 ordinary shares at a price of 875.71 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 196,309,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,854,385,911.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:50 28-Feb-06
Number	0930Z
Diageo plc
28 February 2006
Diageo plc announces that it has today purchased through Goldman Sachs International 700,000 ordinary shares at a price of 879.05 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 197,009,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,853,686,408.
END